Exhibit 99.5

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

YEARS ENDED DECEMBER 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

American Equity Investment Life Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of American Equity Investment Life Holding Company and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and financial statement schedules I to IV (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023 expressed an unqualified opinion thereon.

Adoption of ASU No. 2018-12

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for long-duration contracts in each of the two years in the period ended December 31, 2022 due to the adoption of ASU No. 2018-12, Financial Services – Insurance (Topic 944), Targeted Improvements to the Accounting for Long-Duration Contracts.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fixed Index Annuity Embedded Derivative Liability and Market Risk Benefits

Description of the Matter

As of December 31, 2022, the fair value of the Company’s fixed index annuity embedded derivative liability totaled $4.8 billion, net of coinsurance ceded. The Company’s fixed index annuity contracts contain crediting features, where amounts credited to the contract’s account value are linked to the performance of certain market indices. The index crediting feature is accounted for as an embedded derivative liability and reported at fair value as discussed in Notes 1 and 2 to the consolidated financial statements. A subset of fixed index annuity and fixed rate annuity contracts include guaranteed minimum withdrawal benefits and guaranteed minimum death benefit features that are market risk benefits (MRB) measured at fair value as discussed in Notes 1, 2, and 8 to the consolidated financial statements. The Company’s MRB assets and MRB liabilities totaled $229.9 million and $2,455.5 million, respectively, as of December 31, 2022.

Auditing the valuation of the Company’s fixed index annuity embedded derivative and MRBs was complex because of the highly judgmental nature of the determination of the assumptions required to determine the fair value of the embedded derivative and MRBs. In particular, the fair value was sensitive to the significant assumptions including the expected cost of annual call options and those used to determine future policy growth including lapse, partial withdrawal, mortality, lifetime income benefit rider (LIBR) reset, and LIBR utilization. Nonperformance risk and capital market performance are additional significant assumptions used in the valuation of the MRBs.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company’s controls over management’s process for the development of the significant assumptions used in measuring the fair value of the embedded derivative for fixed index annuities and MRBs. These controls included, among others, the review and approval process management has in place for the development of the significant assumptions. To evaluate the judgment used by management in determining the assumptions used in measuring the fair value of the fixed index annuity embedded derivative and MRBs, among other procedures, we involved actuarial specialists and evaluated the methodology applied by management in determining the fair value with those used in the prior period and in the industry.

To evaluate the significant assumptions used by management in the methodology applied, we compared as applicable the significant assumptions noted above to historical experience, observable market data, and management’s estimates of prospective changes in these assumptions. We also performed an independent recalculation of the embedded derivative and MRB for a sample of policies for comparison with the actuarial model used by management.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

Des Moines, Iowa

February 28, 2023, except for the effect of the adoption of ASU No. 2018-12 disclosed in Note 1, as to which the date is August 9, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

American Equity Investment Life Holding Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows of American Equity Investment Life Holding Company and subsidiaries (the Company) for the year ended December 31, 2020, and the related notes (and financial statement schedules II to IV) (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We served as the Company’s auditor from 2005 to 2020.

Des Moines, Iowa

March 1, 2021

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

	December 31,
	2022	2021
Assets
Investments:
Fixed maturity securities, available for sale, at fair value (amortized cost of $44,866,019 as of 2022 and $46,999,183 as of 2021; allowance for credit losses of $3,347 as of 2022 and $2,846 as of 2021)	$39,804,617	$51,305,943
Mortgage loans on real estate (net of allowance for credit losses of $36,972 as of 2022 and $24,024 as of 2021)	6,949,027	5,687,998
Real estate investments related to consolidated variable interest entities	1,056,063	337,939
Limited partnerships and limited liability companies (2022 and 2021 include $684,834 and $168,711 related to consolidated variable interest entities)	1,266,779	520,120
Derivative instruments	431,727	1,277,480
Other investments	1,817,085	1,247,024

Total investments	51,325,298	60,376,504

Cash and cash equivalents (2022 and 2021 include $27,235 and $23,763 related to consolidated variable interest entities)	1,919,669	4,508,982
Coinsurance deposits (net of allowance for credit losses of $8,737 as of 2022 and $2,264 as of 2021)	13,254,956	8,988,891
Market risk benefits	229,871	526,373
Accrued investment income (2022 and 2021 include $3,444 and $3 related to consolidated variable interest entities)	497,851	445,097
Deferred policy acquisition costs	2,773,643	3,062,204
Deferred sales inducements	2,045,683	2,119,962
Deferred income taxes	438,434	—
Income taxes recoverable	55,498	166,586
Other assets (2022 and 2021 include $10,690 and $1,524 related to consolidated variable interest entities)	642,696	349,023

Total assets	$73,183,599	$80,543,622

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share and per share data)

	December 31,
	2022	2021
Liabilities and Stockholders’ Equity
Liabilities:
Policy benefit reserves	$58,781,836	$62,614,822
Market risk benefits	2,455,492	3,162,162
Other policy funds and contract claims	512,790	226,844
Notes and loan payable	792,073	496,250
Subordinated debentures	78,753	78,421
Deferred income taxes	—	914,417
Funds withheld for reinsurance liabilities	6,577,426	3,124,740
Other liabilities (2022 and 2021 include $78,644 and $20,168 related to consolidated variable interest entities)	1,614,479	2,187,249

Total liabilities	70,812,849	72,804,905

Stockholders’ equity:
Preferred stock, Series A; par value $1 per share; $400,000 aggregate liquidation preference; 20,000 shares authorized; issued and outstanding: 2022 and 2021 -16,000 shares	16	16
Preferred stock, Series B; par value $1 per share; $300,000 aggregate liquidation preference; 12,000 shares authorized; issued and outstanding: 2022 and 2021 - 12,000 shares	12	12
Common stock; par value $1 per share; 200,000,000 shares authorized; issued and outstanding:
2022 - 84,810,255 shares (excluding 24,590,353 treasury shares);
2021 - 92,513,517 shares (excluding 9,936,715 treasury shares)	84,810	92,514
Additional paid-in capital	1,325,316	1,614,374
Accumulated other comprehensive income (loss)	(3,746,230)	3,192,547
Retained earnings	4,685,593	2,839,254
Total stockholders’ equity attributable to American Equity Investment Life Holding Company	2,349,517	7,738,717

Noncontrolling interests	21,233	—

Total stockholders’ equity	2,370,750	7,738,717

Total liabilities and stockholders’ equity	$73,183,599	$80,543,622

See accompanying notes to consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share data)

	Year Ended December 31,
	2022	2021	2020
Revenues:
Premiums and other considerations	$19,739	$58,202	$39,382
Annuity product charges	230,354	242,631	251,227
Net investment income	2,307,463	2,037,475	2,182,078
Change in fair value of derivatives	(1,138,128)	1,348,735	34,666
Net realized losses on investments	(47,848)	(13,242)	(80,680)
Other revenue	42,245	16,160	—
Loss on extinguishment of debt	—	—	(2,024)

Total revenues	1,413,825	3,689,961	2,424,649

Benefits and expenses:
Insurance policy benefits and change in future policy benefits (remeasurement losses of future policy benefit reserves of $(1,959) for 2022 and $(1,907) for 2021)	33,220	73,896	49,742
Interest sensitive and index product benefits	554,871	2,231,567	1,543,270
Market risk benefits (gains) losses	3,684	268,973	—
Amortization of deferred sales inducements	181,970	191,884	438,164
Change in fair value of embedded derivatives	(2,352,598)	(358,302)	(1,286,787)
Interest expense on notes and loan payable	32,098	25,581	25,552
Interest expense on subordinated debentures	5,331	5,324	5,557
Amortization of deferred policy acquisition costs	284,011	306,370	649,554
Other operating costs and expenses	239,526	241,882	183,636

Total benefits and expenses	(1,017,887)	2,987,175	1,608,688

Income before income taxes	2,431,712	702,786	815,961
Income tax expense	511,135	149,763	144,501

Net income	1,920,577	553,023	671,460
Less: Net income available to noncontrolling interests	358	—	—

Net income available to American Equity Investment Life Holding Company stockholders	1,920,219	553,023	671,460
Less: Preferred stock dividends	43,675	43,675	33,515

Net income available to American Equity Investment Life Holding Company common stockholders	$1,876,544	$509,348	$637,945

Earnings per common share	$20.72	$5.43	$6.93
Earnings per common share - assuming dilution	$20.50	$5.39	$6.90
Weighted average common shares outstanding (in thousands):
Earnings per common share	90,558	93,860	92,055
Earnings per common share - assuming dilution	91,538	94,491	92,392

See accompanying notes to consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	Year Ended December 31,
	2022	2021	2020
Net income	$1,920,577	$553,023	$671,460
Other comprehensive income (loss):
Change in net unrealized investment gains/losses (1)	(9,361,135)	(978,461)	1,058,289
Change in current discount rate for liability for future policy benefits	73,091	19,065	—
Changes in instrument-specific credit risk for market risk benefits	519,525	(18,514)	—
Reclassification of unrealized investment gains/losses to net income (1)	(13,893)	(8,973)	16,690

Other comprehensive income (loss) before income tax	(8,782,412)	(986,883)	1,074,979
Income tax effect related to other comprehensive income (loss)	1,843,635	207,353	(225,746)

Other comprehensive income (loss)	(6,938,777)	(779,530)	849,233

Comprehensive income (loss)	$(5,018,200)	$(226,507)	$1,520,693

(1)	Net of related adjustments to amortization of deferred sales inducements, deferred policy acquisition costs and policy benefit reserves for 2020.

See accompanying notes to consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Dollars in thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Stockholders’ Equity
Balance at December 31, 2019	$16	$91,107	$1,212,311	$1,354,324	$1,768,764	$—	$4,426,522
Net income for the year	—	—	—	—	671,460	—	671,460
Other comprehensive income	—	—	—	849,233	—	—	849,233
Issuance of preferred stock	12	—	290,248	—	—	—	290,260
Share-based compensation	—	—	10,215	—	—	—	10,215
Issuance of common stock	—	10,053	328,008	—	—	—	338,061
Treasury stock acquired, common	—	(5,439)	(159,655)	—	—	—	(165,094)
Cumulative effect of change in accounting principle	—	—	—	—	(9,295)	—	(9,295)
Dividends on preferred stock	—	—	—	—	(33,515)	—	(33,515)
Dividends on common stock ($0.32 per share)	—	—	—	—	(28,859)	—	(28,859)

Balance at December 31, 2020	28	95,721	1,681,127	2,203,557	2,368,555	—	6,348,988
Cumulative effect of change in accounting principle	—	—	—	1,768,520	(7,199)	—	1,761,321
Net income for the year	—	—	—	—	553,023	—	553,023
Other comprehensive loss	—	—	—	(779,530)	—	—	(779,530)
Share-based compensation	—	—	24,601	—	—	—	24,601
Issuance of common stock	—	460	4,394	—	—	—	4,854
Treasury stock acquired, common	—	(3,667)	(95,748)	—	—	—	(99,415)
Dividends on preferred stock	—	—	—	—	(43,675)	—	(43,675)
Dividends on common stock ($0.34 per share)	—	—	—	—	(31,450)	—	(31,450)

Balance at December 31, 2021	28	92,514	1,614,374	3,192,547	2,839,254	—	7,738,717
Net income for the year	—	—	—	—	1,920,219	358	1,920,577
Other comprehensive loss	—	—	—	(6,938,777)	—	—	(6,938,777)
Share-based compensation	—	—	15,827	—	—	—	15,827
Issuance of common stock	—	7,112	246,866	—	—	—	253,978
Treasury stock acquired, common	—	(14,816)	(551,751)	—	—	—	(566,567)
Dividends on preferred stock	—	—	—	—	(43,675)	—	(43,675)
Dividends on common stock ($0.36 per share)	—	—	—	—	(30,205)	—	(30,205)
Contributions from noncontrolling interests	—	—	—	—	—	20,875	20,875

Balance at December 31, 2022	$28	$84,810	$1,325,316	$(3,746,230)	$4,685,593	$21,233	$2,370,750

See accompanying notes to consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31,
	2022	2021	2020
Operating activities
Net income	$1,920,577	$553,023	$671,460
Adjustments to reconcile net income to net cash provided by operating activities:
Interest sensitive and index product benefits	554,871	2,231,567	1,543,270
Amortization of deferred sales inducements	181,970	191,884	438,164
Annuity product charges	(230,354)	(242,631)	(251,227)
Change in fair value of embedded derivatives	(2,352,598)	(358,302)	(1,286,787)
Change in traditional life and accident and health insurance reserves	(83,456)	83,734	8,694
Policy acquisition costs deferred	(199,075)	(309,683)	(255,154)
Amortization of deferred policy acquisition costs	284,011	306,370	649,554
Provision for depreciation and other amortization	14,185	5,527	5,199
Amortization of discounts and premiums on investments	2,640	19,861	57,437
Loss on extinguishment of debt	—	—	2,024
Realized gains/losses on investments	47,848	13,242	80,680
Change in fair value of derivatives	1,138,127	(1,348,704)	(34,668)
Distributions from equity method investments	4,090	12,409	1,968
Deferred income taxes	490,926	149,431	141,071
Share-based compensation	15,827	24,601	10,215
Change in accrued investment income	(52,754)	(47,015)	74,744
Change in income taxes recoverable/payable	111,088	(165,724)	(1,291)
Change in other assets	2,852	(5,085)	(849)
Change in other policy funds and contract claims	279,936	(19,809)	(21,865)
Change in market risk benefits, net	(22,915)	208,257	—
Change in collateral held for derivatives	(851,971)	17,423	(72,413)
Change in collateral held for securities lending	—	—	(495,039)
Change in funds withheld from reinsurers	931,600	3,124,740	—
Change in other liabilities	9,033	(224,171)	38,995
Other	(152,639)	12,219	804

Net cash provided by operating activities	2,043,819	4,233,164	1,304,986

Investing activities
Sales, maturities, or repayments of investments:
Fixed maturity securities, available for sale	9,691,210	4,490,736	8,291,316
Mortgage loans on real estate	1,916,328	862,666	378,812
Derivative instruments	584,055	2,260,959	860,520
Other investments	739,027	368,837	4,324
Acquisitions of investments:
Fixed maturity securities, available for sale	(8,894,629)	(9,206,733)	(2,429,114)
Mortgage loans on real estate	(3,092,385)	(2,386,712)	(1,121,756)
Real estate investments acquired	(724,484)	(335,767)	—
Derivative instruments	(790,229)	(748,061)	(730,333)
Other investments	(1,842,843)	(1,512,123)	(105,925)
Purchases of property, furniture and equipment	(40,961)	(18,109)	(13,240)

Net cash provided by (used in) investing activities	(2,454,911)	(6,224,307)	5,134,604

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Dollars in thousands)

	Year Ended December 31,
	2022	2021	2020
Financing activities
Receipts credited to annuity policyholder account balances	$3,316,221	$5,910,024	$3,648,936
Coinsurance deposits	(186,637)	(3,187,332)	430,644
Return of annuity policyholder account balances	(5,257,487)	(5,145,193)	(4,040,054)
Repayment of loan payable	(3,750)	—	—
Proceeds from issuance of loan payable	300,000	—	—
Repayment of subordinated debentures	—	—	(81,450)
Proceeds from issuance of common stock, net	253,978	4,854	338,061
Acquisition of treasury stock	(566,567)	(99,415)	(165,094)
Proceeds from issuance of preferred stock, net	—	—	290,260
Change in checks in excess of cash balance	39,901	(3,210)	3,611
Dividends paid on common stock	(30,205)	(31,450)	(28,859)
Dividends paid on preferred stock	(43,675)	(43,675)	(33,515)

Net cash provided by (used in) financing activities	(2,178,221)	(2,595,397)	362,540

Increase (decrease) in cash and cash equivalents	(2,589,313)	(4,586,540)	6,802,130
Cash and cash equivalents at beginning of year	4,508,982	9,095,522	2,293,392

Cash and cash equivalents at end of year	$1,919,669	$4,508,982	$9,095,522

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest expense	$36,289	$30,000	$31,427
Income taxes	4,873	165,537	4,842
Income tax refunds received	98,644	—	—
Non-cash operating activity:
Deferral of sales inducements	107,691	95,161	93,610

See accompanying notes to consolidated financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Significant Accounting Policies

Nature of Operations

American Equity Investment Life Holding Company (“we”, “us”, “our” or “parent company”), through its wholly-owned subsidiaries, American Equity Investment Life Insurance Company (“American Equity Life”), American Equity Investment Life Insurance Company of New York (“American Equity Life of New York”) and Eagle Life Insurance Company (“Eagle Life”), is licensed to sell insurance products in 50 states and the District of Columbia at December 31, 2022. We operate solely in the insurance business.

We market fixed index and fixed rate annuities. Annuity deposits (net of coinsurance) collected in 2022, 2021 and 2020, by product type were as follows:

	Year Ended December 31,
Product Type	2022	2021	2020

	(Dollars in thousands)
Fixed index annuities	$2,202,688	$3,026,211	$2,309,580
Annual reset fixed rate annuities	5,535	6,000	7,846
Multi-year fixed rate annuities	139,092	2,452,994	1,295,843
Single premium immediate annuities (SPIA)	18,935	59,816	33,461

	$2,366,250	$5,545,021	$3,646,730

Agents contracted with us through four national marketing organizations accounted for more than 10% of annuity deposits we collected during 2022 representing 22%, 16%, 10%, and 10% individually, of the annuity deposits collected. Agents contracted with us through two national marketing organization accounted for more than 10% of annuity deposits we collected during 2021 representing 14% and 11%, individually, of the annuity deposits collected. Agents contracted with us through two national marketing organization accounted for more than 10% of annuity deposits we collected during 2020 representing 17% and 10%, individually, of the annuity deposits collected.

Consolidation and Basis of Presentation

The consolidated financial statements include our accounts and our wholly-owned subsidiaries: American Equity Life, American Equity Life of New York, Eagle Life, AERL, L.C., AE Capital, LLC., American Equity Investment Properties, L.C., High Trestle Investment Management, LLC., AEL RE Vermont, Inc., AEL Re Bermuda, Ltd, NC Securities Holdco, LLC, AEL Financial Services, LLC, and North Wolf Bay Holdings, LLC. All significant intercompany accounts and transactions have been eliminated.

In addition, our consolidated financial statements include variable interest entities (“VIE“s) in which we are the primary beneficiary. We have relationships with various special purpose entities and other legal entities that must be evaluated to determine if the entities meet the criteria of a VIE. This assessment is performed by reviewing contractual, ownership and other rights and requires use of judgment. First, we determine if we hold a variable interest in an entity by assessing if we have the right to receive expected losses and expected residual returns of the entity. If we hold a variable interest, then the entity is assessed to determine if it is a VIE. An entity is a VIE if the equity at risk is not sufficient to support its activities, if the equity holders lack a controlling financial interest or if the entity is structured with non-substantive voting rights. In addition to the previous criteria, if the entity is a limited partnership or similar entity, it is a VIE if the limited partners do not have the power to direct the entity’s most significant activities through substantive kick-out rights or participating rights. A VIE is evaluated to determine the primary beneficiary. The primary beneficiary of a VIE is the enterprise with (1) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. When we are the primary beneficiary, we are required to consolidate the entity in our financial statements. We reassess our involvement with VIEs on a quarterly basis. For further information about VIEs, refer to Note 5 - Variable Interest Entities.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, deferred sales inducements, policy benefit reserves, including the fair value of embedded derivatives in fixed index annuity contracts, market risk benefits, valuation of derivatives, valuation of investments, valuation of real estate, allowances for credit losses on available-for-sale fixed maturity securities, allowances for loan losses on mortgage loans and valuation allowances on deferred tax assets. A description of each critical estimate is incorporated within the discussion of the related accounting policies which follow. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Investments

Fixed maturity securities (bonds maturing more than one year after issuance) that may be sold prior to maturity are classified as available for sale. Available for sale securities are reported at fair value and unrealized gains and losses, if any, on these securities are included directly in a separate component of stockholders’ equity, net of income taxes and certain adjustments for assumed changes in amortization of deferred policy acquisition costs, deferred sales inducements and policy benefit reserves. Fair values, as reported herein, of fixed maturity securities are based on quoted market prices in active markets when available, or for those fixed maturity securities not actively traded, yield data and other factors relating to instruments or securities with similar characteristics are used. See Note 2 - Fair Value of Financial Instruments for more information on the determination of fair value. Premiums and discounts are amortized/accrued using methods which result in a constant yield over the securities’ expected lives. Amortization/accrual of premiums and discounts on residential and commercial mortgage backed securities incorporate prepayment assumptions to estimate the securities’ expected lives. Interest income is recognized as earned.

Available-for-sale fixed maturity securities are subject to an allowance for credit loss and changes in the allowance are reported in net income as a component of net realized losses on investments. See Note 3 - Investments for further discussion of the allowance for credit losses on available-for-sale fixed maturity securities.

Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts and net of valuation allowances. Interest income is recorded when earned; however, interest ceases to accrue for loans on which interest is more than 90 days past due based upon contractual terms and/or when the collection of interest is not considered probable. Interest income on impaired loans is recorded on a cash basis. Any changes in the loan valuation allowances are reported in net realized losses on investments. See Note 4 - Mortgage Loans on Real Estate for further discussion of the valuation allowance on the mortgage loan portfolios.

Beginning in 2021, we held residential real estate investments through consolidation of an investment company VIE. As this is an investment company VIE, the residential real estate investments are reported at fair value and the change in fair value on these investments is reported in net income as a component of net investment income. Fair values of residential real estate investments are initially based on the cost to purchase the properties and subsequently based on a discounted cash flow methodology. See Note 2 - Fair Values of Financial Instruments for more information on the determination of fair value. The residential real estate investments are leased to renters through operating lease arrangements. Rental income is recognized on a straight-line basis over the term of the respective leases.

Beginning in 2022, we held a commercial real estate investment in the ultra-luxury hospitality sector through consolidation of a VIE that is not an investment company. The commercial real estate investment is held at depreciated cost and was initially held at the cost to purchase the property.

Our limited partnerships and limited liability companies are accounted for either using the equity method of accounting, NAV as a practical expedient, or fair value. For our equity method investments, we record our share of earnings and losses of the limited partnership or limited liability company as a component of net investment income. Our consolidated limited partnerships are measured using NAV as a practical expedient, as the investments do not have a readily determinable fair value and the investments are in an investment company within scope of Topic 946. Our consolidated real estate limited liability companies are fair valued on a recurring basis using the methods described in Note 2 - Fair Values of Financial Instruments. For all of our limited partnerships and limited liability company investments, recognition of income is reported on a quarter lag due to the availability of the related financial statements of the limited partnerships and limited liability companies.

Other invested assets include company owned life insurance, equity securities, short-term debt securities with maturities of greater than three months but less than twelve months when purchased, and short-term loans and collateral loans with maturities less than one year. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the end of the reporting period, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Dividends are recognized when declared.

Realized gains and losses on sales of investments are determined on the basis of specific identification based on the trade date.

Federal Home Loan Bank

During the first quarter of 2022, American Equity Life became a member of the Federal Home Loan Bank (“FHLB”) which provides access to collateralized borrowings and other FHLB products. We may also issue funding agreements to the FHLB. Both the collateralized borrowings and funding agreements require us to pledge qualified assets as collateral. Obligations arising from funding agreements are used in investment spread activities and reported in Other policy funds and contract claims on the Consolidated Balance Sheets. See Note 15 - Commitments and Contingencies for more information on the funding agreements issued. Entering into FHLB membership, borrowings and funding agreements requires the ownership of FHLB stock and the pledge of assets as collateral. See Note 2 - Fair Value of Financial Instruments and Note 15 - Commitments and Contingencies for more information on the common stock purchased and assets pledged as collateral.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Derivative Instruments

Our derivative instruments include call options used to fund fixed index annuity credits and interest rate swaps which were designated as fair value hedges. Our call option derivative instruments are recognized in the balance sheet at fair value and changes in fair value are recognized immediately in operations.

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, that are attributable to a particular risk. The accounting for a fair value hedge is determined at hedge inception. Hedge accounting can be applied if, at inception, and throughout the hedging period, the changes in the fair value of the derivative are highly effective at offsetting the changes in fair value of the hedged asset, liability or unrecognized firm commitment that are attributable to the risk being hedged. When hedge accounting is applied, the change in fair value of the hedged asset, liability or unrecognized firm commitment attributable to the hedged risk are reported in the same line item in the Consolidated Statements of Operations as the changes in fair value of the derivative instrument. For fair value hedges of fixed maturity securities, the change in fair value attributable to the risk being hedged is recognized in the Change in fair value of derivatives line item of the Consolidated Statements of Operations. For any change in fair value of our interest rate swaps that are excluded from hedge effectiveness, we have elected to recognize the change immediately in earnings rather than amortizing over the life of the hedge.

At hedge inception, we formally document our risk management objective and strategy for entering into hedging relationships for any fair value hedge. We also quantitatively test for hedge effectiveness using statistical regression analysis on both a prospective and retrospective basis. The results of the testing determine whether we have a highly effective hedging relationship and can apply hedge accounting.

Prior to the redemption of our floating rate subordinated debentures in 2020, our derivative instruments also included an interest rate swap and interest rate caps which were used to manage interest rate risk associated with the floating rate component on certain of our subordinated debentures. These interest rate swaps and interest rate caps were recognized in the balance sheet at fair value and changes in fair value were recognized immediately in operations.

See Note 6 - Derivative Instruments for more information on derivative instruments.

Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Book Overdrafts

Under our cash management system, checks issued but not yet presented to banks frequently result in overdraft balances for accounting purposes and are classified as Other liabilities on our consolidated balance sheets. We report the changes in the amount of the overdraft balance as a financing activity in our consolidated statement of cash flows as Change in checks in excess of cash balance.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the temporary differences between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. The effect on deferred income tax assets and liabilities resulting from a change in the enacted marginal tax rate is recognized in income in the period that includes the enactment date. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period. Deferred income tax assets are subject to ongoing evaluation of whether such assets will more likely than not be realized. The realization of deferred income tax assets primarily depends on generating future taxable income during the periods in which temporary differences become deductible. Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In making such a determination, all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations, is considered. The realization of deferred income tax assets related to unrealized losses on available-for-sale fixed maturity securities is also based upon our intent and ability to hold those securities for a period of time sufficient to allow for a recovery in fair value and not realize the unrealized loss. See Note 10 - Income Taxes for more information on deferred income taxes.

Recognition of Premium Revenues and Costs

Revenues for annuity products include surrender and living income benefit rider charges assessed against policyholder account balances during the period. Interest sensitive and index product benefits related to annuity products include interest credited or index credits to policyholder account balances pursuant to accounting by insurance companies for certain long-duration contracts. The change in fair value of the embedded derivatives for fixed index annuities equals the change in the difference between policy benefit reserves for fixed index annuities computed under the derivative accounting standard and the long-duration contracts accounting standard at each balance sheet date.

Considerations from immediate annuities and supplemental contract annuities with life contingencies are recognized as revenue when the policy is issued.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All insurance-related revenues, including the change in the fair value of derivatives for call options related to the business ceded under coinsurance agreements (see Note 9 - Reinsurance and Policy Provisions), benefits, losses and expenses are reported net of reinsurance ceded. Revenue and fees associated with reinsurance agreements (see Note 9 - Reinsurance and Policy Provisions) are recognized in Other revenue when earned over the life of the reinsured policies or when service is performed.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes all changes in stockholders’ equity during a period except those resulting from investments by and distributions to stockholders. Other comprehensive income (loss) excludes net realized investment gains (losses) included in net income which represents transfers from unrealized to realized gains and losses.

Reclassifications

Certain amounts in the prior years’ consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation.

The following accounting policies were applicable prior to the adoption of LDTI accounting guidance which was effective January 1, 2023 with a transition date of January 1, 2021:

Deferred Policy Acquisition Costs (DAC) and Deferred Sales Inducements (DSI)

For annuity products, these costs are being amortized in proportion to actual and expected gross profits. Actual and expected gross profits include the excess of net investment income earned over the interest credited or the cost of providing index credits to the policyholders, or the “investment spread”; and to a lesser extent, product charges and fees net of expected excess payments for lifetime income benefit riders and certain policy expenses. Actual and expected gross profits for fixed index annuities also include the impact of amounts recorded for the change in fair value of derivatives and the change in fair value of embedded derivatives. Current period amortization is adjusted retrospectively through an unlocking process when estimates of actual and expected gross profits (including the impact of net realized gains (losses) on investments) to be realized from a group of products are revised. Deferred policy acquisition costs and deferred sales inducements are also adjusted for the change in amortization that would have occurred if available for sale fixed maturity securities had been sold at their aggregate fair value at the end of the reporting period and the proceeds reinvested at current yields. The impact of this adjustment is included in accumulated other comprehensive income (loss) within consolidated stockholders’ equity, net of applicable taxes.

Policy Benefit Reserves

Policy benefit reserves for fixed index annuities with returns linked to the performance of a specified market index are equal to the sum of the fair value of the embedded derivatives and the host (or guaranteed) component of the contracts. The host value is established at inception of the contract and accreted over the policy’s life at a constant rate of interest. Future policy benefit reserves for fixed index annuities earning a fixed rate of interest and other deferred annuity products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the years ended December 31, 2022, 2021 and 2020, interest crediting rates for these products ranged from 1.45% to 2.65%.

The liability for lifetime income benefit riders is based on the actual and present value of expected benefit payments to be paid in excess of projected policy values recognizing the excess over the expected lives of the underlying policies based on the actual and present value of expected assessments including investment spreads, product charges and fees. The inputs used in the calculation of the liability for lifetime income benefit riders include actual policy values, actual income account values, actual payout factors, actual roll-up rates and our best estimate assumptions for future policy growth, expected utilization of lifetime income benefit riders, which includes the ages at which policyholders are expected to elect to begin to receive lifetime income benefit payments and the percentage of policyholders who elect to receive lifetime income benefit payments, the type of income benefit payments selected upon election and future assumptions for lapse, partial withdrawal and mortality rates.

Policy benefit reserves are not reduced for amounts ceded under coinsurance agreements which are reported as coinsurance deposits on our consolidated balance sheets. See Note 9 - Reinsurance and Policy Provisions for more information on reinsurance.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following accounting policies were new or changed subsequent to the adoption of LDTI accounting guidance which was effective January 1, 2023 with a transition date of January 1, 2021:

Deferred Policy Acquisition Costs (DAC) and Deferred Sales Inducements (DSI)

The Company incurs costs in connection with acquiring new and renewal business. The portion of these costs which are incremental and direct to the acquisition of a new or renewal policy are deferred as they are incurred. DAC and DSI are amortized on a constant level basis over the expected term of the contracts based on projected policy counts. Contracts are grouped consistent with the grouping used in the estimating of the liability. The assumptions used in the calculation of DAC and DSI include full surrenders, partial withdrawals, mortality, utilization and reset assumptions associated with lifetime income benefit riders, and the option budget assumption. If the actual experience is different from our expectations, the amortization pattern is adjusted prospectively. See Note 7 - Deferred Policy Acquisition Costs and Deferred Sales Inducements for more information on DAC and DSI.

Policy Benefit Reserves

Policy benefit reserves for fixed index annuities with returns linked to the performance of a specified market index are equal to the sum of the fair value of the embedded derivatives and the host (or guaranteed) component of the contracts. The host value is established at inception of the contract and accreted over the policy’s life at a constant rate of interest. Future policy benefit reserves for fixed index annuities earning a fixed rate of interest and other deferred annuity products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. For the years ended December 31, 2022, 2021 and 2020, interest crediting rates for these products ranged from 1.45% to 2.65%.

A liability for future policy benefits is recorded for our traditional limited-payment insurance contracts and is generally equal to the present value of expected future policy benefit payments. The present value calculation uses assumptions for mortality, morbidity, termination, and expense. The contracts are grouped into cohorts based on issue year and product type.

The liability for future policy benefits is discounted using an upper-medium grade fixed-income instrument yield that reflects the duration characteristics of the liabilities and maximizes the use of observable data. The discount rate is updated each reporting period and any changes in the liability resulting from changes in the upper medium grade fixed income instrument yield are recognized in AOCI. Any changes to the liability as a result of assumption changes will be recognized as remeasurement gains (losses) in insurance policy benefits and change in future policy benefits in the Consolidated Statement of Operations. See Note 8 - Policyholder Liabilities for more information on the liability for future policy benefits.

Market Risk Benefits

Market risk benefits (MRBs) are contracts or contract features that both provide protection to the policyholder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk. We issue certain fixed indexed annuity and fixed rate annuity contracts that provide minimum guarantees to policyholders including guaranteed minimum withdrawal benefits (GMWB) and guaranteed minimum death benefits (GMDB) that are MRBs.

MRBs are measured at fair value, at the individual contract level, and can be either an asset or a liability. Contracts which contain more than one MRB feature are combined into one single MRB. The fair value is calculated using stochastic models that include a risk margin and incorporate a spread for our instrument specific credit risk. At contract inception, attributed fees are calculated based on the present value of the fees and assessments collectible from the policyholder relative to the present value of expected benefits paid attributable to the MRB. The attributed fees remain static over the life of the MRB and is used to calculate the fair value of the MRB using a risk neutral valuation method. The attributed fees cannot be negative and cannot exceed the total explicit fees collectible from the policyholder.

The MRB assets and liabilities are presented separately on the Consolidated Balance Sheets. The ceded MRB assets are presented in coinsurance deposits on the Consolidated Balance Sheets. Changes in fair value of the MRB are recognized in market risk benefits (gains) losses on the Consolidated Statements of Operations each period with the exception of the portion of the change in fair value related to a changes in our nonperformance risk, which is recognized in other comprehensive income (OCI). See Note 8 - Policyholder Liabilities for more information on MRBs.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Adopted Accounting Pronouncements

Financial Instruments - Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (“ASU”) that significantly changed the impairment model for most financial assets that are measured at amortized cost and certain other instruments from an incurred loss model to an expected loss model that requires these assets be presented at the net amount expected to be collected. In addition, credit losses on available-for-sale debt securities are recorded through an allowance account subsequent to the adoption of this ASU. We adopted this ASU on January 1, 2020. The adoption of this ASU resulted in an increase in our mortgage loan allowance for credit losses of $8.6 million and the recognition of an allowance for credit losses on our reinsurance recoverable/coinsurance deposits balances of $3.2 million on the date of adoption. Retained earnings was decreased by $9.3 million, which reflects the net of tax impact of the increase in the mortgage loan allowance for credit losses and the recognition of an allowance for credit losses on our reinsurance recoverable/coinsurance deposits balances on the date of adoption.

Targeted Improvements to the Accounting for Long-Duration Insurance Contracts

In August 2018, the FASB issued an ASU that revises certain aspects of the measurement models and disclosure requirements for long duration insurance and investment contracts. The FASB’s objective in issuing this ASU is to improve, simplify, and enhance the accounting for long-duration contracts. The revisions include updating cash flow assumptions in the calculation of the liability for traditional life products, introducing the term ‘market risk benefit’ (“MRB”) and requiring all contract features meeting the definition of an MRB to be measured at fair value with the change in fair value recognized in net income excluding the change in fair value related to our own-credit risk which is recognized in AOCI and simplifying the method used to amortize deferred policy acquisition costs and deferred sales inducements to a constant level basis over the expected term of the related contracts rather than based on actual and estimated gross profits and enhancing disclosure requirements. While this ASU was effective for us January 1, 2023, the transition date (the remeasurement date) was January 1, 2021. We adopted the guidance for the liability for future policyholder benefits, deferred acquisition costs, and deferred sales inducements on a modified retrospective basis such that those balances were adjusted to conform to ASU 2018-12 on January 1, 2021. The guidance for market risk benefits was applied retrospectively. Below are the transition date impacts for each of these items.

Liability for Future Policy Benefits for Payout Annuity With Life Contingency
(Dollars in thousands)
Pre-adoption 1/1/2021 balance	$337,467
Adjustment to opening retained earnings for expected future policy benefits	2,566
Adjustment for the effect of remeasurement of liability at current single A rate	68,717

Post adoption 1/1/2021 balance	$408,750

Market Risk Benefit Liability

(Dollars in thousands)
Pre-adoption 1/1/2021 carrying amount for features now classified as MRBs	$2,547,231
Adjustment for the removal of shadow adjustments	(584,636)
Adjustment for the cumulative effect of the changes in the instrument-specific credit risk between the original contract issuance date and the transition date	229,108
Adjustment for the remaining difference between previous carrying amount and fair value measurement for the MRB, exclusive of the instrument specific credit risk	33,781

Post adoption 1/1/2021 balance	$2,225,484

Ceded Market Risk Benefit
(Dollars in thousands)
Pre-adoption 1/1/2021 carrying amount for features now classified as MRBs	$62,108
Adjustment for the difference between previous carrying amount and fair value measurement for the MRB, exclusive of the instrument specific credit risk	27,230

Post adoption 1/1/2021 ceded MRB balance	$89,338

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred Policy Acquisition Costs
Fixed Index Annuities and Fixed Rate Annuities
(Dollars in thousands)
Pre-adoption 1/1/2021 balance	$2,225,199
Adjustments for the removal of shadow adjustments	1,183,306

Post adoption 1/1/2021 balance	$3,408,505

Deferred Sales Inducements
Fixed Index Annuities and Fixed Rate Annuities
(Dollars in thousands)
Pre-adoption 1/1/2021 balance	$1,448,375
Adjustments for the removal of shadow adjustments	768,310

Post adoption 1/1/2021 balance	$2,216,685

For deferred acquisition costs, the Company removed shadow adjustments previously recorded in accumulated other comprehensive income for the impact of unrealized gains and losses that were included in the pre-ASU 2018-12 expected gross profits amortization calculation as of the transition date.

As a result of the adoption of ASU 2018-12, the Company decreased beginning retained earnings by $7.2 million and increased accumulated other comprehensive income by $1.8 billion as of January 1, 2021.

Certain amounts in the 2022 and 2021 consolidated financial statements and related footnotes thereto have been recast, to the extent impacted by ASU 2018-12, to conform to the new guidance. ASU 2018-12 also requires disaggregated roll forwards for the liability for future policy benefits, MRBs, DAC and DSI. We disaggregated the roll forwards by product type consistent with how we internally view our business.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Fair Values of Financial Instruments

The following sets forth a comparison of the carrying amounts and fair values of our financial instruments:

	December 31,
	2022		2021

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	(Dollars in thousands)
Assets
Fixed maturity securities, available for sale	$39,804,617	$39,804,617	$51,305,943	$51,305,943
Mortgage loans on real estate	6,949,027	6,502,463	5,687,998	5,867,227
Real estate investments	1,056,063	1,056,063	337,939	337,939
Limited partnerships and limited liability companies	684,835	684,835	168,711	168,711
Derivative instruments	431,727	431,727	1,277,480	1,277,480
Other investments	1,817,085	1,817,085	1,247,024	1,247,024
Cash and cash equivalents	1,919,669	1,919,669	4,508,982	4,508,982
Coinsurance deposits	13,254,956	12,640,797	8,988,891	8,188,338
Market risk benefits	229,871	229,871	526,373	526,373

Liabilities
Policy benefit reserves	58,419,911	55,572,896	62,169,441	56,375,076
Market risk benefits	2,455,492	2,455,492	3,162,162	3,162,162
Single premium immediate annuity (SPIA) benefit reserves	212,119	221,130	226,207	235,891
Other policy funds - FHLB	300,000	300,000	—	—
Notes and loan payable	792,073	774,220	496,250	569,485
Subordinated debentures	78,753	87,293	78,421	93,721

Fair value is the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The objective of a fair value measurement is to determine that price for each financial instrument at each measurement date. We meet this objective using various methods of valuation that include market, income and cost approaches.

We categorize our financial instruments into three levels of fair value hierarchy based on the priority of inputs used in determining fair value. The hierarchy defines the highest priority inputs (Level 1) as quoted prices in active markets for identical assets or liabilities. The lowest priority inputs (Level 3) are our own assumptions about what a market participant would use in determining fair value such as estimated future cash flows. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument. We categorize financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

Level 1 –	Quoted prices are available in active markets for identical financial instruments as of the reporting date. We do not adjust the quoted price for these financial instruments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 –	Quoted prices in active markets for similar financial instruments, quoted prices for identical or similar financial instruments in markets that are not active; and models and other valuation methodologies using inputs other than quoted prices that are observable.

Level 3 –	Models and other valuation methodologies using significant inputs that are unobservable for financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in Level 3 are securities for which no market activity or data exists and for which we used discounted expected future cash flows with our own assumptions about what a market participant would use in determining fair value.

NAV –	Our consolidated limited partnership funds are typically measured using NAV as a practical expedient in determining fair value and are not classified in the fair value hierarchy. Our carrying value reflects our pro rata ownership percentage as indicated by NAV in the investment fund financial statements and is recorded on a quarter lag due to the timing of when financial statements are available.

Transfers of securities among the levels occur at times and depend on the type of inputs used to determine fair value of each security.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Our assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2022 and 2021 are presented below based on the fair value hierarchy levels:

	Total Fair Value	NAV	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

	(Dollars in thousands)
December 31, 2022
Assets
Fixed maturity securities, available for sale:
U.S. Government and agencies	$169,071	$—	$26,184	$142,887	$—
States, municipalities and territories	3,822,982	—	—	3,822,982	—
Foreign corporate securities and foreign governments	676,852	—	—	676,852	—
Corporate securities	24,161,921	—	—	23,759,573	402,348
Residential mortgage backed securities	1,377,611	—	—	1,377,611	—
Commercial mortgage backed securities	3,687,478	—	—	3,687,478	—
Other asset backed securities	5,908,702	—	—	5,465,784	442,918
Other investments	1,013,297	—	398,280	615,017	—
Real estate investments	940,559	—	—	—	940,559
Limited partnerships and limited liability companies	684,835	620,626	—	—	64,209
Derivative instruments	431,727	—	—	431,727	—
Cash and cash equivalents	1,919,669	—	1,919,669	—	—
Market risk benefits (a)	229,871	—	—	—	229,871

	$45,024,575	$620,626	$2,344,133	$39,979,911	$2,079,905

Liabilities
Funds withheld liability - embedded derivative	$(441,864)	$—	$—	$—	$(441,864)
Fixed index annuities - embedded derivatives	4,820,845	—	—	—	4,820,845
Market risk benefits (a)	2,455,492	—	—	—	2,455,492

	$6,834,473	$—	$—	$—	$6,834,473

December 31, 2021
Assets
Fixed maturity securities, available for sale:
U.S. Government and agencies	$1,078,746	$—	$32,737	$1,046,009	$—
States, municipalities and territories	3,927,201	—	—	3,927,201	—
Foreign corporate securities and foreign governments	402,545	—	—	402,545	—
Corporate securities	34,660,234	—	32,700	34,627,534	—
Residential mortgage backed securities	1,125,049	—	—	1,125,049	—
Commercial mortgage backed securities	4,840,311	—	—	4,840,311	—
Other asset backed securities	5,271,857	—	—	5,271,857	—
Other investments	12,226	—	—	5,877	6,349
Real estate investments	337,939	—	—	—	337,939
Limited partnerships and limited liability companies	168,711	168,711	—	—	—
Derivative instruments	1,277,480	—	—	1,277,480	—
Cash and cash equivalents	4,508,982	—	4,508,982	—	—
Market risk benefits (a)	526,373	—	—	—	526,373

	$58,137,654	$168,711	$4,574,419	$52,523,863	$870,661

Liabilities
Funds withheld liability - embedded derivative	$(2,362)	$—	$—	$(2,362)	$—
Fixed index annuities - embedded derivatives	7,964,961	—	—	—	7,964,961
Market risk benefits (a)	3,162,162	—	—	—	3,162,162

	$11,124,761	$—	$—	$(2,362)	$11,127,123

(a)

See Note 8 - Policyholder Liabilities for additional information related to market risk benefits, including the balances of and changes in market risk benefits as well as significant inputs and assumptions used in the fair value measurements of market risk benefits.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following methods and assumptions were used in estimating the fair values of financial instruments during the periods presented in these consolidated financial statements.

Fixed maturity securities

The fair values of fixed maturity securities in an active and orderly market are determined by utilizing independent pricing services. The independent pricing services incorporate a variety of observable market data in their valuation techniques, including:

•	reported trading prices,

•	benchmark yields,

•	broker-dealer quotes,

•	benchmark securities,

•	bids and offers,

•	credit ratings,

•	relative credit information, and

•	other reference data.

The independent pricing services also take into account perceived market movements and sector news, as well as a security’s terms and conditions, including any features specific to that issue that may influence risk and marketability. Depending on the security, the priority of the use of observable market inputs may change as some observable market inputs may not be relevant or additional inputs may be necessary.

The independent pricing services provide quoted market prices when available. Quoted prices are not always available due to market inactivity. When quoted market prices are not available, the third parties use yield data and other factors relating to instruments or securities with similar characteristics to determine fair value for securities that are not actively traded. We generally obtain one value from our primary external pricing service. In situations where a price is not available from this service, we may obtain quotes or prices from additional parties as needed. Market indices of similar rated asset class spreads are considered for valuations and broker indications of similar securities are compared. Inputs used by the broker include market information, such as yield data and other factors relating to instruments or securities with similar characteristics. Valuations and quotes obtained from third party commercial pricing services are non-binding and do not represent quotes on which one may execute the disposition of the assets.

We validate external valuations at least quarterly through a combination of procedures that include the evaluation of methodologies used by the pricing services, comparison of the prices to a secondary pricing source, analytical reviews and performance analysis of the prices against trends, and maintenance of a securities watch list. Additionally, as needed we utilize discounted cash flow models or perform independent valuations on a case-by-case basis using inputs and assumptions similar to those used by the pricing services. Although we do identify differences from time to time as a result of these validation procedures, we did not make any significant adjustments as of December 31, 2022 and 2021.

Fixed maturity security valuations that include at least one significant unobservable input are reflected in Level 3 in the fair value hierarchy and can include fixed maturity securities across all asset classes. Quantitative information about the significant unobservable inputs used are provided below for fixed maturity securities that were either valued internally or were valued by a third party and the inputs were reasonably available. The fair value of corporate securities that utilized at least one significant unobservable input was $84.7 million and $0 million as of December 31, 2022 and 2021, respectively. A discounted cash flow methodology was utilized in the valuation, which included an unobservable liquidity premium of 20 basis points being incorporated along with other observable market data. The fair value of other asset backed securities that utilized at least one significant unobservable input was $296.8 million and $0 million as of December 31, 2022 and 2021, respectively. A discounted cash flow methodology was utilized in the valuation, which included unobservable discount rates and weighted average lives being incorporated along with other observable market data. At December 31, 2022, the discount rates used in the fair value calculations ranged from 4.04% to 28.58% with a weighted average rate of 4.36%. At December 31, 2022, the weighted average lives used in the fair value calculations ranged from 8.79 years to 12.48 years with a weighted average of 9.29 years.

Mortgage loans on real estate

Mortgage loans on real estate are not measured at fair value on a recurring basis. The fair values of mortgage loans on real estate are calculated using discounted expected cash flows using competitive market interest rates currently being offered for similar loans. The fair values of impaired mortgage loans on real estate that we have considered to be collateral dependent are based on the fair value of the real estate collateral (based on appraised values) less estimated costs to sell. The inputs utilized to determine fair value of all mortgage loans are unobservable market data (competitive market interest rates); therefore, fair value of mortgage loans falls into Level 3 in the fair value hierarchy.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Real estate investments

The fair values of residential real estate investments held through consolidation of investment company VIEs are initially calculated based on the cost to purchase the properties and subsequently calculated based on a discounted cash flow methodology. Under the discounted cash flow method, net operating income is forecasted assuming a 10-year hold period commencing as of the valuation date. An additional year is forecasted in order to determine the residual sale price at the end of the hold period, using a residual (terminal) capitalization rate. The significant inputs into the fair value calculation under the discounted cash flow method include the residual capitalization rate and discount rate. These inputs are unobservable market data; therefore, fair value of residential real estate investments falls into Level 3 in the fair value hierarchy. At December 31, 2022, the residual capitalization rates used in the fair value calculations ranged from 4.75% to 6.50% with an average rate of 5.44%. At December 31, 2022, the discount rates used in the fair value calculations ranged from 6.00% to 8.00% with an average rate of 6.91%. At December 31, 2021, the residual capitalization rates used in the fair value calculations ranged from 5.00% to 6.25% with an average rate of 5.72%. At December 31, 2021, the discount rates used in the fair value calculations ranged from 6.25% to 7.50% with an average rate of 6.97%.

In Q4 2022, we purchased one real estate investment through consolidation of a VIE that is not measured at fair value on a recurring basis. Due to the proximity of the purchase date to year end, the cost to purchase the property approximates fair value.

Limited partnerships and limited liability companies

Two of our consolidated variable interest entities, which are fair valued on a recurring basis, invest in limited liability companies that invest in operating entities which hold multifamily real estate properties. The fair value of our variable interest entities was $64.2 million as of December 31, 2022 and falls within Level 3 of the fair value hierarchy. The fair value of the limited liability companies was obtained from a third party and is based on the fair value of the underlying real estate held by the various operating entities. The real estate is initially calculated based on the cost to purchase the properties and subsequently calculated based on a discounted cash flow methodology. At December 31, 2022, the residual capitalization rates used in the fair value calculations of the underlying real estate ranged from 4.25% to 4.75% with a weighted average rate of 4.46%. The discount rates used in the fair value calculations of the underlying real estate ranged from 5.75% to 6.00% with a weighted average rate of 5.86%. The fair value of this investment falls within Level 3 of the fair value hierarchy.

Each of our consolidated limited partnership funds, which are measured using NAV as a practical expedient, are closed-end funds that invest in infrastructure credit assets and tech-centric middle-market loans, respectively. Redemptions are not allowed until the funds’ termination dates and liquidations begin. At December 31, 2022, our unfunded commitments for our consolidated limited partnership funds are $926.3 million.

Derivative instruments

The fair values of our call options are based upon the amount of cash that we will receive to settle each derivative instrument on the reporting date. These amounts are determined by our investment team using industry accepted valuation models and are adjusted for the nonperformance risk of each counterparty net of any collateral held. Inputs include market volatility and risk free interest rates and are used in income valuation techniques in arriving at a fair value for each option contract. The nonperformance risk for each counterparty is based upon its credit default swap rate. We have no performance obligations related to the call options purchased to fund our fixed index annuity policy liabilities.

The fair values of our pay fixed/receive float interest rate swaps are determined using internal valuation models that generate discounted expected future cash flows by constructing a projected Secured Overnight Financing Rate (SOFR) curve over the term of the swap.

Other investments

Equity securities and short-term debt securities with maturities of greater than three months but less than twelve months when purchased are the only financial instruments included in other investments that are measured at fair value on a recurring basis. The fair value for these investments are determined using the same methods discussed above for fixed maturity securities. Financial instruments included in other investments that are not measured at fair value on a recurring basis are FHLB common stock, short-term loans, collateral loans and company owned life insurance (“COLI”). FHLB common stock is carried at cost which approximates fair value. FHLB common stock was $22.0 million as of December 31, 2022 and falls within Level 2 of the fair value hierarchy. Due to the short-term nature of the investments, the fair value of a portion of our short-term loans approximates the carrying value. The fair value of short-term loans was $316.4 million and $320.0 million as of December 31, 2022 and December 31, 2021, respectively. Our short-term loans fall within Level 2 of the fair value hierarchy. For our collateral loans, we have concluded the fair value approximates carrying value and falls within Level 2 of the fair value hierarchy. The fair value of collateral loans was $64.6 million and $0 million as of December 31, 2022 and December 31, 2021, respectively. The fair value of our COLI approximates the cash surrender value of the policies and falls within Level 2 of the fair value hierarchy. The fair value of COLI was $397.7 million and $384.3 million as of December 31, 2022 and December 31, 2021, respectively.

Cash and cash equivalents

Amounts reported in the consolidated balance sheets for these instruments are reported at their historical cost which approximates fair value due to the nature of the assets assigned to this category.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Policy benefit reserves, coinsurance deposits and SPIA benefit reserves

The fair values of the liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities), are stated at the cost we would incur to extinguish the liability (i.e., the cash surrender value) as these contracts are generally issued without an annuitization date. The coinsurance deposits related to the annuity benefit reserves have fair values determined in a similar fashion. For period-certain annuity benefit contracts, the fair value is determined by discounting the benefits at the interest rates currently in effect for newly issued immediate annuity contracts. We are not required to and have not estimated the fair value of the liabilities under contracts that involve significant mortality or morbidity risks, as these liabilities fall within the definition of insurance contracts that are exceptions from financial instruments that require disclosures of fair value. Policy benefit reserves, coinsurance deposits and SPIA benefit reserves without life contingencies are not measured at fair value on a recurring basis. SPIA benefit reserves without life contingencies are recognized in other policy funds and contract claims on the Consolidated Balance Sheets. All of the fair values presented within these categories fall within Level 3 of the fair value hierarchy as most of the inputs are unobservable market data.

Other policy funds - FHLB

The fair values of the Company’s funding agreements with the FHLB are estimated using discounted cash flow calculations based on interest rates currently being offered for similar agreements with similar maturities.

Notes and loan payable

The fair value of our senior unsecured notes is based upon quoted market price. The carrying value of the term loan approximates fair value as the interest rate is reset on a quarterly basis utilizing SOFR adjusted for a credit spread. Both of these are categorized as Level 2 within the fair value hierarchy and are not remeasured at fair value on a recurring basis.

Subordinated debentures

Fair values for subordinated debentures are estimated using discounted cash flow calculations based principally on observable inputs including our incremental borrowing rates, which reflect our credit rating, for similar types of borrowings with maturities consistent with those remaining for the debt being valued. These fair values are categorized as Level 2 within the fair value hierarchy. Subordinated debentures are not measured at fair value on a recurring basis.

Funds withheld liability - embedded derivative

We estimate the fair value of the embedded derivative based on the fair value of the assets supporting the funds withheld payable under modified coinsurance and funds withheld coinsurance reinsurance agreements. The fair value of the embedded derivative is classified as Level 3 based on valuation methods used for the assets held supporting the reinsurance agreements.

Fixed index annuities - embedded derivatives

We estimate the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves at each valuation date by (i) projecting policy contract values and minimum guaranteed contract values over the expected lives of the contracts and (ii) discounting the excess of the projected contract value amounts at the applicable risk free interest rates adjusted for our nonperformance risk related to those liabilities. The projections of policy contract values are based on our best estimate assumptions for future policy growth and future policy decrements. Our best estimate assumptions for future policy growth include assumptions for the expected index credit on the next policy anniversary date which are derived from the fair values of the underlying call options purchased to fund such index credits and the expected costs of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary. The projections of minimum guaranteed contract values include the same best estimate assumptions for policy decrements as were used to project policy contract values.

Within this determination we have the following significant unobservable inputs: 1) the expected cost of annual call options we will purchase in the future to fund index credits beyond the next policy anniversary and 2) our best estimates for future policy decrements, primarily lapse, partial withdrawal and mortality rates. As of December 31, 2022 and 2021, we utilized an estimate of 2.40% and 2.10%, respectively, for the expected cost of annual call options, which is based on estimated long-term account value growth and a historical review of our actual option costs.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Our best estimate assumptions for lapse, partial withdrawal and mortality rates are based on our actual experience and our outlook as to future expectations for such assumptions. These assumptions, which are consistent with the assumptions used in calculating deferred policy acquisition costs and deferred sales inducements, are reviewed on a quarterly basis and are updated as our experience develops and/or as future expectations change. The following table presents average lapse rate and partial withdrawal rate assumptions, by contract duration, used in estimating the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves at each reporting date:

	Average Lapse Rates		Average Partial Withdrawal Rates
Contract Duration (Years)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
1 - 5	2.17%	3.04%	1.86%	2.19%
6 - 10	3.28%	2.84%	1.97%	2.26%
11 - 15	3.63%	4.47%	1.86%	2.14%
16 - 20	8.55%	8.93%	2.96%	1.33%
20+	4.90%	4.93%	1.81%	—%

Lapse rates are generally expected to increase as surrender charge percentages decrease for policies without a lifetime income benefit rider. Lapse expectations reflect a significant increase in the year in which the surrender charge period on a contract ends.

The following table provides a reconciliation of the beginning and ending balances for our Level 3 assets and liabilities, which are measured at fair value on a recurring basis using significant unobservable inputs for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021

	(Dollars in thousands)
Fixed maturity securities, available for sale - Corporate securities
Beginning balance	$—	$—
Purchases	2,233	—
Transfers in	391,702	—
Transfers out	—	—
Total realized/unrealized gains (losses):
Included in net income	—	—
Included in other comprehensive income (loss)	8,413	—

Ending balance	$402,348	$—

Fixed maturity securities, available for sale - Other asset backed securities
Beginning balance	$—	$—
Purchases	296,800	—
Transfers in	153,669	—
Transfers out	—	—
Total realized/unrealized gains (losses):
Included in net income	—	—
Included in other comprehensive income (loss)	(7,551)	—

Ending balance	$442,918	$—

Other investments
Beginning balance	$6,349	$—
Transfers in	—	6,349
Transfers out	(3,867)	—
Total realized/unrealized gains (losses):
Included in net income	(2,482)	—
Included in other comprehensive income (loss)	—	—

Ending balance	$—	$6,349

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,
	2022	2021

	(Dollars in thousands)
Real estate investments
Beginning balance	$337,939	$—
Purchases and sales, net	602,298	335,767
Change in fair value	322	2,172

Ending balance	$940,559	$337,939

Limited partnerships and limited liability companies
Beginning balance	$—	$—
Purchases and sales, net	57,574	—
Change in fair value	6,635	—

Ending balance	$64,209	$—

Funds withheld liability - embedded derivative
Beginning balance	$—	$—
Transfers in	(441,864)	—
Change in fair value	—	—

Ending balance	$(441,864)	$—

Fixed index annuities - embedded derivatives
Beginning balance	$7,964,961	$7,938,281
Premiums less benefits	(125,940)	1,424,372
Change in fair value, net	(2,561,676)	(876,803)
Reserve release related to in-force ceded reinsurance	(456,500)	(520,889)

Ending balance	$4,820,845	$7,964,961

Transfers into Level 3 during the years ended December 31, 2022 and 2021 were the result of changes in observable pricing information for certain fixed maturity securities.

The fair value of our fixed index annuities embedded derivatives is net of coinsurance ceded of $1,173.4 million and $1,245.0 million as of December 31, 2022 and 2021, respectively. Change in fair value, net for each period in our embedded derivatives is included in Change in fair value of embedded derivatives in the Consolidated Statements of Operations.

Certain derivatives embedded in our fixed index annuity contracts are our most significant financial instrument measured at fair value that are categorized as Level 3 in the fair value hierarchy. The contractual obligations for future annual index credits within our fixed index annuity contracts are treated as a “series of embedded derivatives” over the expected life of the applicable contracts. We estimate the fair value of these embedded derivatives at each valuation date by the method described above under fixed index annuities - embedded derivatives. The projections of minimum guaranteed contract values include the same best estimate assumptions for policy decrements as were used to project policy contract values.

The most sensitive assumption in determining policy liabilities for fixed index annuities is the rates used to discount the excess projected contract values. As indicated above, the discount rate reflects our nonperformance risk. If the discount rates used to discount the excess projected contract values at December 31, 2022, were to increase by 100 basis points, the fair value of the embedded derivatives would decrease by $336.2 million recorded through operations as a decrease in the change in fair value of embedded derivatives. A decrease by 100 basis points in the discount rates used to discount the excess projected contract values would increase the fair value of the embedded derivatives by $386.4 million recorded through operations as an increase in the change in fair value of embedded derivatives.

We review these assumptions quarterly and as a result of these reviews, we made updates to assumptions in 2022, 2021 and 2020.

The most significant assumption update to the calculation of the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves in 2022 was the change in the discount rate. The discount rate assumption was increased, and the period over which the discount rate assumption grades to an ultimate assumption was adjusted. This resulted in a decrease in the fair value of the embedded derivative.

The most significant assumption update to the calculation of the fair value of the embedded derivative component of our fixed index annuity benefit policy reserves in 2021 was changes in lapse rate assumptions. For certain annuity products without a lifetime income benefit rider, the lapse rate assumption was increased in more recent cohorts to reflect higher lapses on policies with a market value adjustment (“MVA”)

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

feature. For other annuity products with a lifetime income benefit rider, the population was bifurcated based on whether policies had utilized the rider. For those policies which had utilized the rider, the lapse rate assumption was decreased in later durations. The net impact of the updates to the lapse rate assumption resulted in a decrease in the embedded derivative component of our fixed index annuity policy benefit reserves as less funds ultimately qualify for excess benefits.

The most significant assumption update to the calculation of the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves in 2020 was a decrease in the crediting rate/option budget to 2.10% from 2.90% as a result of a revised estimate of the cost of options. This assumption change resulted in a decrease in the fair value of the embedded derivative component of our fixed index annuity policy benefit reserves due to a reduction in the projected policy contract values over the expected lives of the contracts. During 2020, we revised the derivation of the discount rate used in calculating the fair value of embedded derivatives which increased the discount rate and resulted in a decrease in the change in fair value of embedded derivatives. The net impact of the updates to lapse and partial withdrawal assumptions resulted in an increase in the embedded derivative component of our fixed index annuity policy benefit reserves as more funds ultimately qualify for excess benefits.

3.	Investments

At December 31, 2022 and 2021, the amortized cost and fair value of fixed maturity securities were as follows:

	Amortized Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses (2)	Allowance for Credit Losses	Fair Value

	(Dollars in thousands)
December 31, 2022
Fixed maturity securities, available for sale:
U.S. Government and agencies	$173,638	$70	$(4,637)	$—	$169,071
States, municipalities and territories	4,356,251	41,565	(574,834)	—	3,822,982
Foreign corporate securities and foreign governments	748,770	11,661	(83,579)	—	676,852
Corporate securities	27,706,440	146,065	(3,687,370)	(3,214)	24,161,921
Residential mortgage backed securities	1,492,242	11,870	(126,368)	(133)	1,377,611
Commercial mortgage backed securities	4,098,755	493	(411,770)	—	3,687,478
Other asset backed securities	6,289,923	14,068	(395,289)	—	5,908,702

	$44,866,019	$225,792	$(5,283,847)	$(3,347)	$39,804,617

December 31, 2021
Fixed maturity securities, available for sale:
U.S. Government and agencies	$1,046,029	$32,841	$(124)	$—	$1,078,746
States, municipalities and territories	3,495,563	437,456	(3,042)	(2,776)	3,927,201
Foreign corporate securities and foreign governments	380,646	22,742	(843)	—	402,545
Corporate securities	31,084,629	3,614,047	(38,442)	—	34,660,234
Residential mortgage backed securities	1,056,778	70,434	(2,093)	(70)	1,125,049
Commercial mortgage backed securities	4,708,878	149,152	(17,719)	—	4,840,311
Other asset backed securities	5,226,660	95,304	(50,107)	—	5,271,857

	$46,999,183	$4,421,976	$(112,370)	$(2,846)	$51,305,943

(1)	Amortized cost excludes accrued interest receivable of $425.4 million and $400.7 million as of December 31, 2022 and 2021, respectively.
(2)	Gross unrealized losses are net of allowance for credit losses.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amortized cost and fair value of fixed maturity securities at December 31, 2022, by contractual maturity are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. All of our mortgage and other asset backed securities provide for periodic payments throughout their lives and are shown below as separate lines.

	Available for sale
	Amortized Cost	Fair Value

	(Dollars in thousands)
Due in one year or less	$1,184,147	$1,180,124
Due after one year through five years	5,641,072	5,406,059
Due after five years through ten years	6,254,569	5,672,730
Due after ten years through twenty years	9,853,998	8,817,815
Due after twenty years	10,051,313	7,754,098

	32,985,099	28,830,826
Residential mortgage backed securities	1,492,242	1,377,611
Commercial mortgage backed securities	4,098,755	3,687,478
Other asset backed securities	6,289,923	5,908,702

	$44,866,019	$39,804,617

Net unrealized gains (losses) on available for sale fixed maturity securities reported as a separate component of stockholders’ equity were comprised of the following:

	December 31,
	2022	2021

	(Dollars in thousands)
Net unrealized gains (losses) on available for sale fixed maturity securities	$(5,065,422)	$4,309,606
Deferred income tax valuation allowance reversal	22,534	22,534
Deferred income tax expense	1,063,441	(905,047)

Net unrealized gains (losses) reported as accumulated other comprehensive income (loss)	$(3,979,447)	$3,427,093

The National Association of Insurance Commissioners (“NAIC”) assigns designations to fixed maturity securities. These designations range from Class 1 (highest quality) to Class 6 (lowest quality). In general, securities are assigned a designation based upon the ratings they are given by the Nationally Recognized Statistical Rating Organizations (“NRSRO’s”). The NAIC designations are utilized by insurers in preparing their annual statutory statements. NAIC Class 1 and 2 designations are considered “investment grade” while NAIC Class 3 through 6 designations are considered “non-investment grade.” Based on the NAIC designations, we had 98% of our fixed maturity portfolio rated investment grade at both December 31, 2022 and 2021, respectively.

The following table summarizes the credit quality, as determined by NAIC designation, of our fixed maturity portfolio as of the dates indicated:

	December 31,
	2022		2021
NAIC Designation	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(Dollars in thousands)
1	$27,061,903	$24,211,086	$26,157,531	$28,785,839
2	17,023,157	14,944,131	19,758,594	21,396,020
3	595,193	510,392	909,311	941,210
4	109,409	91,495	133,070	147,160
5	61,721	36,738	16,496	15,357
6	14,636	10,775	24,181	20,357

	$44,866,019	$39,804,617	$46,999,183	$51,305,943

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities (consisting of 4,510 and 1,427 securities, respectively) have been in a continuous unrealized loss position, at December 31, 2022 and 2021:

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses (1)	Fair Value	Unrealized Losses (1)	Fair Value	Unrealized Losses (1)

	(Dollars in thousands)
December 31, 2022
Fixed maturity securities, available for sale:
U.S. Government and agencies	$160,201	$(4,512)	$908	$(125)	$161,109	$(4,637)
States, municipalities and territories	2,595,122	(537,313)	95,184	(37,521)	2,690,306	(574,834)
Foreign corporate securities and foreign governments	522,826	(76,957)	21,816	(6,622)	544,642	(83,579)
Corporate securities	18,784,181	(3,218,323)	1,411,177	(469,047)	20,195,358	(3,687,370)
Residential mortgage backed securities	992,783	(101,100)	116,388	(25,268)	1,109,171	(126,368)
Commercial mortgage backed securities	2,941,293	(302,513)	651,923	(109,257)	3,593,216	(411,770)
Other asset backed securities	2,561,390	(162,821)	1,924,026	(232,468)	4,485,416	(395,289)

	$28,557,796	$(4,403,539)	$4,221,422	$(880,308)	$32,779,218	$(5,283,847)

December 31, 2021
Fixed maturity securities, available for sale:
U.S. Government and agencies	$760,977	$(124)	$—	$—	$760,977	$(124)
States, municipalities and territories	168,942	(2,468)	15,711	(3,350)	184,653	(5,818)
Foreign corporate securities and foreign governments	42,861	(843)	—	—	42,861	(843)
Corporate securities	2,375,603	(30,070)	116,819	(8,372)	2,492,422	(38,442)
Residential mortgage backed securities	250,964	(1,408)	26,917	(755)	277,881	(2,163)
Commercial mortgage backed securities	784,464	(5,500)	142,224	(12,219)	926,688	(17,719)
Other asset backed securities	1,351,324	(11,345)	1,771,182	(38,762)	3,122,506	(50,107)

	$5,735,135	$(51,758)	$2,072,853	$(63,458)	$7,807,988	$(115,216)

(1)	Unrealized losses have not been reduced to reflect the allowance for credit losses of $3.3 million and $2.8 million as of December 31, 2022 and 2021, respectively.

The unrealized losses at December 31, 2022 are principally related to the timing of the purchases of certain securities, which carry less yield than those available at December 31, 2022. Approximately 98% and 85% of the unrealized losses on fixed maturity securities shown in the above table for December 31, 2022 and 2021, respectively, are on securities that are rated investment grade, defined as being the highest two NAIC designations.

We expect to recover our amortized cost on all securities except for those securities on which we recognized an allowance for credit loss. In addition, because we did not have the intent to sell fixed maturity securities with unrealized losses and it was not more likely than not that we would be required to sell these securities prior to recovery of the amortized cost, which may be maturity, we did not write down these investments to fair value through the consolidated statements of operations.

Changes in net unrealized gains/losses on investments for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
Fixed maturity securities available for sale carried at fair value	$(9,375,028)	$(987,434)	$1,955,496

Adjustment for effect on other balance sheet accounts:
Deferred policy acquisition costs, deferred sales inducements and policy benefit reserves	—	—	(880,517)
Deferred income tax asset/liability	1,968,488	207,361	(225,746)

	1,968,488	207,361	(1,106,263)

Change in net unrealized gains/losses on investments carried at fair value	$(7,406,540)	$(780,073)	$849,233

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Components of net investment income are as follows:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
Fixed maturity securities	$1,849,915	$1,772,675	$2,035,762
Real estate investments	40,243	14,138	—
Mortgage loans on real estate	301,118	215,138	170,749
Cash and cash equivalents	24,985	3,385	4,871
Limited partnerships and limited liability companies	188,131	67,157	(12,204)
Other investments	49,537	29,399	15,372

	2,453,929	2,101,892	2,214,550
Less: investment expenses	(146,466)	(64,417)	(32,472)

Net investment income	$2,307,463	$2,037,475	$2,182,078

Proceeds from sales of available for sale fixed maturity securities for the years ended December 31, 2022, 2021 and 2020 were $7.8 billion, $0.8 billion and $5.4 billion, respectively. Scheduled principal repayments, calls and tenders for available for sale fixed maturity securities for the years ended December 31, 2022, 2021 and 2020 were $2.8 billion, $3.7 billion and $2.9 billion, respectively.

Net realized losses on investments for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
Fixed maturity securities, available for sale:
Gross realized gains	$139,819	$10,167	$305,170
Gross realized losses	(153,712)	(19,140)	(276,847)
Net credit loss (provision) release	(15,536)	(6,241)	(94,560)

	(29,429)	(15,214)	(66,237)
Mortgage loans on real estate:
Decrease (increase) in allowance for credit losses	(15,126)	7,005	(15,447)
Recovery of specific allowance	1,677	—	712
Gain (loss) on sale of mortgage loans	(4,970)	(5,033)	292

	(18,419)	1,972	(14,443)

Total net realized losses	$(47,848)	$(13,242)	$(80,680)

Realized losses on available for sale fixed maturity securities in 2022, 2021 and 2020 were realized primarily due to strategies to reposition the fixed maturity security portfolio that result in improved net investment income, credit risk or duration profiles as they pertain to our asset liability management. In addition, certain realized gains and losses on available for sale fixed maturity securities in 2020 were realized as a result of efforts to de-risk the portfolio. Realized gains and losses on sales are determined on the basis of specific identification of investments based on the trade date.

The following table summarizes the carrying value of our investments that have been non-income producing for 12 consecutive months:

	December 31,
	2022	2021

	(Dollars in thousands)
Fixed maturity securities, available for sale	$10,708	$4,118
Mortgage loans on real estate	1,483	—

	$12,191	$4,118

We review and analyze all investments on an ongoing basis for changes in market interest rates and credit deterioration. This review process includes analyzing our ability to recover the amortized cost basis of each investment that has a fair value that is materially lower than its amortized cost and requires a high degree of management judgment and involves uncertainty. The evaluation of securities for credit loss is a quantitative and qualitative process, which is subject to risks and uncertainties.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We have a policy and process to identify securities that could potentially have credit loss. This process involves monitoring market events and other items that could impact issuers. The evaluation includes but is not limited to such factors as:

•	the extent to which the fair value has been less than amortized cost or cost;

•	whether the issuer is current on all payments and all contractual payments have been made as agreed;

•	the remaining payment terms and the financial condition and near-term prospects of the issuer;

•	the lack of ability to refinance due to liquidity problems in the credit market;

•	the fair value of any underlying collateral;

•	the existence of any credit protection available;

•	our intent to sell and whether it is more likely than not we would be required to sell prior to recovery for debt securities;

•	consideration of rating agency actions; and

•	changes in estimated cash flows of mortgage and asset backed securities.

We determine whether an allowance for credit loss should be established for debt securities by assessing pertinent facts and circumstances surrounding each security. Where the decline in fair value of debt securities is attributable to changes in market interest rates or to factors such as market volatility, liquidity and spread widening, and we anticipate recovery of all contractual or expected cash flows, we do not consider these investments to have credit loss because we do not intend to sell these investments and it is not more likely than not we will be required to sell these investments before a recovery of amortized cost, which may be maturity.

If we intend to sell a debt security or if it is more likely than not that we will be required to sell a debt security before recovery of its amortized cost basis, credit loss has occurred and the difference between amortized cost and fair value will be recognized as a loss in operations.

If we do not intend to sell and it is not more likely than not we will be required to sell the debt security but also do not expect to recover the entire amortized cost basis of the security, a credit loss would be recognized in operations for the amount of the expected credit loss. We determine the amount of expected credit loss by calculating the present value of the cash flows expected to be collected discounted at each security’s acquisition yield based on our consideration of whether the security was of high credit quality at the time of acquisition. The difference between the present value of expected future cash flows and the amortized cost basis of the security is the amount of credit loss recognized in operations. The recognized credit loss is limited to the total unrealized loss on the security (i.e., the fair value floor).

The determination of the credit loss component of a mortgage backed security is based on a number of factors. The primary consideration in this evaluation process is the issuer’s ability to meet current and future interest and principal payments as contractually stated at time of purchase. Our review of these securities includes an analysis of the cash flow modeling under various default scenarios considering independent third party benchmarks, the seniority of the specific tranche within the structure of the security, the composition of the collateral and the actual default, loss severity and prepayment experience exhibited. With the input of third party assumptions for default projections, loss severity and prepayment expectations, we evaluate the cash flow projections to determine whether the security is performing in accordance with its contractual obligation.

We utilize models from a leading structured product software specialist serving institutional investors. These models incorporate each security’s seniority and cash flow structure. In circumstances where the analysis implies a potential for principal loss at some point in the future, we use the “best estimate” cash flow projection discounted at the security’s effective yield at acquisition to determine the amount of our potential credit loss associated with this security. The discounted expected future cash flows equates to our expected recovery value. Any shortfall of the expected recovery when compared to the amortized cost of the security will be recorded as credit loss.

The determination of the credit loss component of a corporate bond is based on the underlying financial performance of the issuer and their ability to meet their contractual obligations. Considerations in our evaluation include, but are not limited to, credit rating changes, financial statement and ratio analysis, changes in management, significant changes in credit spreads, breaches of financial covenants and a review of the economic outlook for the industry and markets in which they trade. In circumstances where an issuer appears unlikely to meet its future obligation, an estimate of credit loss is determined. Credit loss is calculated using default probabilities as derived from the credit default swaps markets in conjunction with recovery rates derived from independent third party analysis or a best estimate of credit loss. This credit loss rate is then incorporated into a present value calculation based on an expected principal loss in the future discounted at the yield at the date of purchase and compared to amortized cost to determine the amount of credit loss associated with the security.

We do not measure a credit loss allowance on accrued interest receivable as we write off any accrued interest receivable balance to net investment income in a timely manner when we have concerns regarding collectability.

Amounts on available for sale fixed maturities that are deemed to be uncollectible are written off and removed from the allowance for credit loss. A write-off may also occur if we intend to sell a security or when it is more likely than not we will be required to sell the security before the recovery of its amortized cost.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides a rollforward of the allowance for credit loss:

	Year Ended December 31, 2022
	States, Municipalities and Territories	Corporate Securities	Residential Mortgage Backed Securities	Total

	(Dollars in thousands)
Beginning balance	$2,776	$—	$70	$2,846
Additions for credit losses not previously recorded	—	3,825	1,070	4,895
Change in allowance on securities with previous allowance	(2,776)	(611)	(579)	(3,966)
Reduction for securities with credit losses due to intent to sell	—	—	—	—
Reduction for securities sold during the period	—	—	(428)	(428)
Write-offs charged against the allowance	—	—	—	—
Recoveries of amounts previously written off	—	—	—	—

Ending balance	$—	$3,214	$133	$3,347

	Year Ended December 31, 2021
	States, Municipalities and Territories	Corporate Securities	Residential Mortgage Backed Securities	Total

	(Dollars in thousands)
Beginning balance	$2,844	$60,193	$1,734	$64,771
Additions for credit losses not previously recorded	—	705	407	1,112
Change in allowance on securities with previous allowance	(68)	443	(857)	(482)
Reduction for securities with credit losses due to intent to sell	—	(209)	—	(209)
Reduction for securities sold during the period	—	(50,758)	—	(50,758)
Write-offs charged against the allowance	—	(10,032)	—	(10,032)
Recoveries of amounts previously written off	—	(342)	(1,214)	(1,556)

Ending balance	$2,776	$—	$70	$2,846

At December 31, 2022 and 2021, cash and invested assets of $51.0 billion and $49.3 billion, respectively, were on deposit with state agencies to meet regulatory requirements including deposits for the benefit of all policyholders. There are no restrictions on these assets.

At December 31, 2022 and 2021, we had no investment in any person or its affiliates, other than U.S. Government and its agencies, that exceeded 10% of stockholders’ equity.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Mortgage Loans on Real Estate

Our financing receivables consist of the following three portfolio segments: commercial mortgage loans, agricultural mortgage loans and residential mortgage loans. Our mortgage loan portfolios are summarized in the following table. There were commitments outstanding of $420.2 million at December 31, 2022.

	December 31,
	2022	2021

	(Dollars in thousands)
Commercial mortgage loans:
Principal outstanding	$3,560,903	$3,633,131
Deferred fees and costs, net	(6,345)	(4,629)

Amortized cost	3,554,558	3,628,502
Valuation allowance	(22,428)	(17,926)

Commercial mortgage loans, carrying value	3,532,130	3,610,576

Agricultural mortgage loans:
Principal outstanding	567,630	408,135
Deferred fees and costs, net	(1,667)	(1,136)

Amortized cost	565,963	406,999
Valuation allowance	(1,021)	(519)

Agricultural mortgage loans, carrying value	564,942	406,480

Residential mortgage loans:
Principal outstanding	2,807,652	1,652,910
Deferred fees and costs, net	1,909	1,468
Unamortized discounts and premiums, net	55,917	22,143

Amortized cost	2,865,478	1,676,521
Valuation allowance	(13,523)	(5,579)

Residential mortgage loans, carrying value	2,851,955	1,670,942

Mortgage loans, carrying value	$6,949,027	$5,687,998

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Our commercial mortgage loan portfolio consists of loans collateralized by the related properties and diversified as to property type, location and loan size. Our lending policies establish limits on the amount that can be loaned to one borrower and other criteria to attempt to reduce the risk of default. The commercial mortgage loan portfolio is summarized by geographic region and property type as follows:

	December 31,
	2022		2021
	Principal	Percent	Principal	Percent

	(Dollars in thousands)
Geographic distribution
East	$502,659	14.1%	$614,406	16.9%
Middle Atlantic	280,993	7.9%	293,494	8.1%
Mountain	416,307	11.7%	452,818	12.5%
New England	73,631	2.1%	60,172	1.6%
Pacific	858,812	24.1%	863,879	23.8%
South Atlantic	934,007	26.2%	785,679	21.6%
West North Central	205,568	5.8%	235,864	6.5%
West South Central	288,926	8.1%	326,819	9.0%

	$3,560,903	100.0%	$3,633,131	100.0%

Property type distribution
Office	$378,713	10.6%	$315,374	8.7%
Medical Office	10,265	0.3%	10,827	0.3%
Retail	896,351	25.2%	1,016,101	28.0%
Industrial/Warehouse	866,623	24.3%	924,779	25.4%
Apartment	912,984	25.6%	864,580	23.8%
Hotel	285,271	8.0%	283,500	7.8%
Mixed Use/Other	210,696	6.0%	217,970	6.0%

	$3,560,903	100.0%	$3,633,131	100.0%

Our agricultural mortgage loan portfolio consists of loans with an outstanding principal balance of $567.6 million and $408.1 million as of December 31, 2022 and 2021, respectively. These loans are collateralized by agricultural land and are diversified as to location within the United States. Our residential mortgage loan portfolio consists of loans with an outstanding principal balance of $2.8 billion and $1.7 billion as of December 31, 2022 and 2021, respectively. These loans are collateralized by the related properties and diversified as to location within the United States.

Mortgage loans on real estate are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan’s contractual interest rate. Interest income is included in Net investment income on our Consolidated Statements of Operations. Accrued interest receivable, which was $58.2 million and $37.0 million as of December 31, 2022 and 2021, respectively, is included in Accrued investment income on our consolidated balance sheets.

Loan Valuation Allowance

We establish a valuation allowance to provide for the risk of credit losses inherent in our mortgage loan portfolios. The valuation allowance is maintained at a level believed adequate by management to absorb estimated expected credit losses. The valuation allowance is based on amortized cost, which excludes accrued interest receivable. We do not measure a credit loss allowance on accrued interest receivable as we write off any uncollectible accrued interest receivable balances to net investment income in a timely manner. We did not charge off any uncollectible accrued interest receivable on our commercial, agricultural or residential mortgage loan portfolios for the years ended December 31, 2022 or 2021, respectively.

The valuation allowances for each of our mortgage loan portfolios are estimated by deriving probability of default and recovery rate assumptions based on the characteristics of the loans in each portfolio, historical economic data and loss information, and current and forecasted economic conditions. Key loan characteristics impacting the estimate for our commercial mortgage loan portfolio include the current state of the borrower’s credit quality, which considers factors such as loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios, loan performance, underlying collateral type, delinquency status, time to maturity, and original credit scores. Key loan characteristics impacting the estimate for our agricultural and residential mortgage loan portfolios include the current state of the borrowers’ credit quality, delinquency status, time to maturity and original credit scores.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table represents a rollforward of the valuation allowance on our mortgage loan portfolios:

	Year Ended December 31, 2022
	Commercial	Agricultural	Residential	Total

	(Dollars in thousands)
Beginning allowance balance	$(17,926)	$(519)	$(5,579)	$(24,024)
Charge-offs	501	—	—	501
Recoveries	1,677	—	—	1,677
Change in provision for credit losses	(6,680)	(502)	(7,944)	(15,126)

Ending allowance balance	$(22,428)	$(1,021)	$(13,523)	$(36,972)

	Year Ended December 31, 2021
	Commercial	Agricultural	Residential	Total

	(Dollars in thousands)
Beginning allowance balance	$(25,529)	$(2,130)	$(3,370)	$(31,029)
Charge-offs	—	—	—	—
Recoveries	—	—	—	—
Change in provision for credit losses	7,603	1,611	(2,209)	7,005

Ending allowance balance	$(17,926)	$(519)	$(5,579)	$(24,024)

Charge-offs include allowances that have been established on loans that were satisfied either by taking ownership of the collateral or by some other means such as discounted pay-off or loan sale. When ownership of the property is taken it is recorded at the lower of the loan’s carrying value or the property’s fair value (based on appraised values) less estimated costs to sell. The real estate owned is recorded as a component of Real estate investments and the loan is recorded as fully paid, with any allowance for credit loss that has been established charged off. Fair value of the real estate is determined by third party appraisal. There is no real estate in which ownership of the property was taken to satisfy an outstanding loan held in Real estate investments as of December 31, 2022 or December 31, 2021. Recoveries are situations where we have received a payment from the borrower in an amount greater than the carrying value of the loan (principal outstanding less specific allowance).

Credit Quality Indicators

We evaluate the credit quality of our commercial and agricultural mortgage loans by analyzing LTV and DSC ratios and loan performance. We evaluate the credit quality of our residential mortgage loans by analyzing loan performance.

LTV and DSC ratios for our commercial mortgage loans are originally calculated at the time of loan origination and are updated annually for each loan using information such as rent rolls, assessment of lease maturity dates and property operating statements, which are reviewed in the context of current leasing and in place rents compared to market leasing and market rents. A DSC ratio of less than 1.0 indicates that a property’s operations do not generate sufficient income to cover debt payments. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. All of our commercial mortgage loans that have a debt service coverage ratio of less than 1.0 are performing under the original contractual loan terms at December 31, 2022 and 2021.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amortized cost of our commercial mortgage loan portfolio by LTV and DSC ratios based on the most recent information collected was as follows at December 31, 2022 and 2021 (by year of origination):

	2022		2021		2020		2019		2018		Prior		Total
As of December 31, 2022:	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV

Debt Service Coverage Ratio:	(Dollars in thousands)
Greater than or equal to 1.5	$249,328	63%	$257,746	61%	$421,391	57%	$429,596	58%	$325,117	53%	$813,319	44%	$2,496,497	53%
Greater than or equal to 1.2 and less than 1.5	6,488	70%	123,038	55%	46,804	58%	115,977	66%	67,642	67%	145,703	60%	505,652	62%
Greater than or equal to 1.0 and less than 1.2	170,059	52%	211,684	43%	18,144	79%	39,396	73%	10,348	76%	58,021	47%	507,652	51%
Less than 1.0	—	—%	—	—%	—	—%	6,107	64%	13,025	70%	25,625	65%	44,757	66%

Total	$425,875	59%	$592,468	53%	$486,339	58%	$591,076	61%	$416,132	57%	$1,042,668	47%	$3,554,558	54%

	2021		2020		2019		2018		2017		Prior		Total
As of December 31, 2021:	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV

Debt Service Coverage Ratio:	(Dollars in thousands)
Greater than or equal to 1.5	$260,623	64%	$454,828	60%	$464,059	61%	$344,170	58%	$246,854	52%	$758,494	45%	$2,529,028	55%
Greater than or equal to 1.2 and less than 1.5	12,836	67%	58,960	66%	128,301	70%	89,293	66%	135,818	66%	129,833	57%	555,041	65%
Greater than or equal to 1.0 and less than 1.2	318,636	45%	17,762	82%	69,684	72%	11,937	75%	6,343	60%	42,125	58%	466,487	53%
Less than 1.0	—	—%	3,289	61%	26,147	63%	14,051	76%	13,385	73%	21,074	54%	77,946	65%

Total	$592,095	54%	$534,839	61%	$688,191	64%	$459,451	60%	$402,400	58%	$951,526	47%	$3,628,502	56%

LTV and DSC ratios for our agricultural mortgage loans are calculated at the time of loan origination and are evaluated annually for each loan using land value averages. A DSC ratio of less than 1.0 indicates that a property’s operations do not generate sufficient income to cover debt payments. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. All of our agricultural mortgage loans that have a debt service coverage ratio of less than 1.0 are performing under the original contractual loan terms at December 31, 2022 and 2021.

The amortized cost of our agricultural mortgage loan portfolio by LTV and DSC ratios based on the most recent information collected was as follows at December 31, 2022 and 2021 (by year of origination):

	2022		2021		2020		2019		2018		Prior		Total
As of December 31, 2022:	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV

Debt Service Coverage Ratio:	(Dollars in thousands)
Greater than or equal to 1.5	$85,367	47%	$84,186	46%	$97,143	41%	$—	—%	$—	—%	$—	—%	$266,696	45%
Greater than or equal to 1.2 and less than 1.5	107,856	54%	67,630	52%	61,103	32%	—	—%	—	—%	—	—%	236,589	48%
Greater than or equal to 1.0 and less than 1.2	3,124	56%	8,825	38%	3,125	25%	—	—%	—	—%	—	—%	15,074	39%
Less than 1.0	—	—%	—	—%	7,975	35%	5,629	41%	34,000	31%	—	—%	47,604	33%

Total	$196,347	51%	$160,641	48%	$169,346	37%	$5,629	41%	$34,000	31%	$—	—%	$565,963	45%

	2021		2020		2019		2018		2017		Prior		Total
As of December 31, 2021:	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV	Amortized Cost	Average LTV

Debt Service Coverage Ratio:	(Dollars in thousands)
Greater than or equal to 1.5	$62,548	54%	$80,919	56%	$11,645	49%	$25,000	11%	$—	—%	$—	—%	$180,112	49%
Greater than or equal to 1.2 and less than 1.5	95,738	55%	102,958	43%	3,335	22%	—	—%	—	—%	—	—%	202,031	48%
Greater than or equal to 1.0 and less than 1.2	7,478	44%	4,092	36%	4,734	50%	—	—%	—	—%	—	—%	16,304	44%
Less than 1.0	—	—%	8,552	59%	—	—%	—	—%	—	—%	—	—%	8,552	59%

Total	$165,764	54%	$196,521	49%	$19,714	45%	$25,000	11%	$—	—%	$—	—%	$406,999	48%

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We closely monitor loan performance for our commercial, agricultural and residential mortgage loan portfolios. Aging of financing receivables is summarized in the following table (by year of origination):

	2022	2021	2020	2019	2018	Prior	Total

As of December 31, 2022:	(Dollars in thousands)
Commercial mortgage loans
Current	$425,875	$592,468	$486,339	$591,076	$416,132	$1,042,668	$3,554,558
30 - 59 days past due	—	—	—	—	—	—	—
60 - 89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—

Total commercial mortgage loans	$425,875	$592,468	$486,339	$591,076	$416,132	$1,042,668	$3,554,558

Agricultural mortgage loans
Current	$196,347	$160,641	$166,211	$5,629	$34,000	$—	$562,828
30 - 59 days past due	—	—	—	—	—	—	—
60 - 89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	3,135	—	—	—	3,135

Total agricultural mortgage loans	$196,347	$160,641	$169,346	$5,629	$34,000	$—	$565,963

Residential mortgage loans
Current	$1,915,169	$595,363	$211,119	$27,483	$1,710	$417	$2,751,261
30 - 59 days past due	39,179	8,238	13,073	1,960	—	—	62,450
60 - 89 days past due	6,668	7,165	3,034	57	—	—	16,924
Over 90 days past due	9,702	14,068	6,515	1,762	2,796	—	34,843

Total residential mortgage loans	$1,970,718	$624,834	$233,741	$31,262	$4,506	$417	$2,865,478

	2021	2020	2019	2018	2017	Prior	Total

As of December 31, 2021:	(Dollars in thousands)
Commercial mortgage loans
Current	$592,095	$534,839	$688,191	$459,451	$402,400	$951,526	$3,628,502
30 - 59 days past due	—	—	—	—	—	—	—
60 - 89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—

Total commercial mortgage loans	$592,095	$534,839	$688,191	$459,451	$402,400	$951,526	$3,628,502

Agricultural mortgage loans
Current	$165,764	$196,521	$19,714	$25,000	$—	$—	$406,999
30 - 59 days past due	—	—	—	—	—	—	—
60 - 89 days past due	—	—	—	—	—	—	—
Over 90 days past due	—	—	—	—	—	—	—

Total agricultural mortgage loans	$165,764	$196,521	$19,714	$25,000	$—	$—	$406,999

Residential mortgage loans
Current	$1,092,438	$454,532	$67,380	$16,898	$751	$—	$1,631,999
30 - 59 days past due	10,284	12,363	11,373	427	—	—	34,447
60 - 89 days past due	1,838	1,090	102	—	—	—	3,030
Over 90 days past due	679	5,459	907	—	—	—	7,045

Total residential mortgage loans	$1,105,239	$473,444	$79,762	$17,325	$751	$—	$1,676,521

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Commercial, agricultural and residential mortgage loans are considered nonperforming when they become 90 days or more past due. When loans become nonperforming, we place them on non-accrual status and discontinue recognizing interest income. If payments are received on a nonperforming loan, interest income is recognized to the extent it would have been recognized if normal principal and interest would have been received timely. If payments are received to bring a nonperforming loan back to less than 90 days past due, we will resume accruing interest income on that loan. There were 59 loans in non-accrual status at December 31, 2022 and 13 loans in non-accrual status at December 31, 2021. During the years ended December 31, 2022 and 2021, we recognized interest income of $670 thousand and $36 thousand, respectively, on loans which were in non-accrual status at the respective period end. During the year ended December 31, 2020 we recognized no interest income on loans which were in non-accrual status at the respective period end.

Troubled Debt Restructuring

A Troubled Debt Restructuring (“TDR”) is a situation where we have granted a concession to a borrower for economic or legal reasons related to the borrower’s financial difficulties that we would not otherwise consider. A mortgage loan that has been granted new terms, including workout terms as described previously, would be considered a TDR if it meets conditions that would indicate a borrower is experiencing financial difficulty and the new terms constitute a concession on our part. We analyze all loans where we have agreed to workout terms and all loans that we have refinanced to determine if they meet the definition of a TDR. We consider the following factors in determining whether or not a borrower is experiencing financial difficulty:

•	borrower is in default,

•	borrower has declared bankruptcy,

•	there is growing concern about the borrower’s ability to continue as a going concern,

•	borrower has insufficient cash flows to service debt,

•	borrower’s inability to obtain funds from other sources, and

•	there is a breach of financial covenants by the borrower.

If the borrower is determined to be in financial difficulty, we consider the following conditions to determine if the borrower is granted a concession:

•	assets used to satisfy debt are less than our recorded investment,

•	interest rate is modified,

•	maturity date extension at an interest rate less than market rate,

•	capitalization of interest,

•	delaying principal and/or interest for a period of three months or more, and

•	partial forgiveness of the balance or charge-off.

Mortgage loan workouts, refinances or restructures that are classified as TDRs are individually evaluated and measured for impairment. There were no mortgage loans that we determined to be a TDR at December 31, 2022 and 2021, respectively.

5.	Variable Interest Entities

We have relationships with various types of entities which may be VIEs. Certain VIEs are consolidated in our financial results. See Note 1 - Significant Accounting Policies for further details on our consolidation accounting policies.

Consolidated Variable Interest Entities

We are invested in four investment company real estate limited partnerships which own various limited liability companies that invest in residential real estate properties and one real estate limited liability company that invests in a commercial real estate property. These entities are VIE’s as the legal entities equity investors have insufficient equity at risk and lack of power to direct the activities that most significantly impact the economic performance. We determined we are the primary beneficiary as a result of our power to control the entities through our significant ownership. Due to the nature of the investment company real estate investments, the investments balance will fluctuate based on changes in the fair value of the properties as well as when purchases and sales of properties are made. The investment balance in the commercial real estate property is held at depreciated cost, and is expected to decrease over time.

We are invested in two limited liability companies that invest in operating entities which hold multifamily real estate properties. The entity is a VIE and we have determined we are the primary beneficiary as a result of our power to control the entity through our significant ownership. The investment balance, which represents an equity interest in the limited liability company, fluctuates based on changes in the fair value of the properties and the performance of the operating entities.

We are invested in two limited partnership feeder funds which each invest in a separate limited partnership fund. One fund holds infrastructure credit assets and the other holds tech-centric middle-market loans. In both cases, the feeder fund limited partnerships are VIEs, and we determined we are the primary beneficiary as a result of our significant ownership of the limited partnerships and our obligation to absorb losses or receive benefits from the VIEs. We have consolidated the assets and liabilities of the limited partnerships, which primarily consist of equity interests in limited partnerships.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The carrying amounts of our consolidated VIE assets, which can only be used to settle obligations of the consolidated VIEs, and liabilities of consolidated VIEs for which creditors do not have recourse were as follows:

	December 31,
	2022		2021
	Total Assets	Total Liabilities	Total Assets	Total Liabilities

	(Dollars in thousands)
Real estate investments	$1,095,267	$78,244	$363,229	$20,168
Real estate limited liability companies	66,258	287	—	—
Limited partnership funds	620,741	113	168,711	—

	$1,782,266	$78,644	$531,940	$20,168

Unconsolidated Variable Interest Entities

We provided debt funding to various special purpose vehicles, which are used to acquire and hold various types of loans or receivables. These legal entities are deemed VIEs because there is insufficient equity at risk. We have determined we are not the primary beneficiary as we do not control the activities that most significantly impact the economic performance of the VIEs. Our investments in these VIEs are reported in Fixed maturity securities, available for sale in the Consolidated Balance Sheets.

In 2021, we provided funding to a limited partnership which purchased a residential business purpose loan originator. The limited partnership was deemed a VIE based on insufficient equity at risk, however, we are not the primary beneficiary due to our lack of control of the limited partnership. In Q4 2022, as a result of equity capital raised from third party investors, the debt funding was repaid to us. We have reassessed the VIE conclusion and concluded the limited partnership no longer meets the definition of a variable interest entity. The unconsolidated VIE disclosures are no longer applicable. The investment will be accounted for as an equity method investment and still be reported in Limited partnerships and limited liability companies in the Consolidated Balance Sheets.

The carrying value and maximum loss exposure for our unconsolidated VIEs were as follows:

	December 31,
	2022		2021
	Asset Carrying Value	Maximum Exposure to Loss	Asset Carrying Value	Maximum Exposure to Loss

	(Dollars in thousands)
Fixed maturity securities, available for sale	$1,178,110	$1,178,110	$459,681	$459,681
Other investments	—	—	345,000	345,000

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Derivative Instruments

We use derivative instruments to manage risks. We have derivatives that are designated as hedging instruments and others that are not designated as hedging instruments. Any change in the fair value of the derivatives is recognized immediately in the Consolidated Statements of Operations.

The notional and fair values of our derivative instruments, including derivative instruments embedded in fixed index annuity contracts, presented in the Consolidated Balance Sheets are as follows:

	December 31, 2022		December 31, 2021
	Notional	Fair Value	Notional	Fair Value

	(Dollars in thousands)
Derivatives designated as hedging instruments
Assets
Derivative instruments
Interest rate swaps	$408,369	$32,769	$—	$—

Derivatives not designated as hedging instruments
Assets
Derivative instruments
Call options	$38,927,534	$397,789	$40,091,353	$1,276,574
Warrants	2,020	1,169	2,020	906

	$38,929,554	$398,958	$40,093,373	$1,277,480

Liabilities
Policy benefit reserves - annuity products
Fixed index annuities - embedded derivatives, net		$4,820,845		$7,964,961
Funds withheld for reinsurance liabilities
Reinsurance related embedded derivative		(441,864)		(2,362)

		$4,378,981		$7,962,599

Derivatives Designated as Hedging Instruments

We use interest rate swaps that are designated and accounted for as fair value hedges to protect a portfolio of fixed-rate fixed maturity securities against changes in fair value due to changes in interest rates. Our interest rate swap contracts allow us to pay a fixed rate and receive a floating rate utilizing the Secured Overnight Financing Rate at specified intervals based on a notional amount. Interest rate swaps are carried at fair value and presented as Derivative instruments on the Consolidated Balance Sheets.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the portion of the derivative instrument included in the assessment of hedge effectiveness and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in the same line item in the Consolidated Statements of Operations. The change in unrealized gain or loss attributable to interest rate changes on the fixed maturity securities that are designated as part of the hedge are reclassified out of Accumulated other comprehensive income (loss) into Change in fair value of derivatives in the Consolidated Statements of Operations. The remaining change in unrealized gain or loss on the hedged item not associated with the risk being hedged is recognized as a component of Other comprehensive income.

The following represents the amortized cost and cumulative fair value hedging adjustments included in the hedged assets:

Line Item in the Consolidated Balance Sheets in Which Hedged Item is Included	Amortized Cost of Hedged Item		Cumulative Amount of Fair Value Basis Adjustment Gain (Loss)
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

	(Dollars in thousands)
Fixed maturities, available for sale:
Current hedging relationships	$389,060	$—	$(39,128)	$—
Discontinued hedging relationships	1,594,736	—	(94,681)	—

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following represents a summary of the gains (losses) related to the derivatives and hedged items that qualify for fair value hedge accounting:

	Derivative	Hedged Item	Net	Amount Excluded: Recognized in Income Immediately

(Dollars in thousands)
For the year ended December 31, 2022
Interest rate swaps	$215,587	$(249,168)	$(33,581)	$13,957

For the year ended December 31, 2021
Interest rate swaps	$—	$—	$—	$—

For the year ended December 31, 2020
Interest rate swaps	$—	$—	$—	$—

Derivatives Not Designated as Hedging Instruments

We have fixed index annuity products that guarantee the return of principal to the policyholder and credit interest based on a percentage of the gain in a specified market index. When fixed index annuity deposits are received, a portion of the deposit is used to purchase derivatives consisting of call options on the applicable market indices to fund the index credits due to fixed index annuity policyholders. Substantially all such call options are one year options purchased to match the funding requirements of the underlying policies. The call options are marked to fair value with the change in fair value included as a component of revenues. The change in fair value of derivatives includes the gains or losses recognized at the expiration of the option term and the changes in fair value for open positions. On the respective anniversary dates of the index policies, the index used to compute the index credit is reset and we purchase new call options to fund the next index credit. We manage the cost of these purchases through the terms of our fixed index annuities, which permit us to change caps, participation rates, and/or asset fees, subject to guaranteed minimums on each policy’s anniversary date. By adjusting caps, participation rates, or asset fees, we can generally manage option costs except in cases where the contractual features would prevent further modifications.

The changes in fair value of derivatives not designated as hedging instruments included in the Consolidated Statements of Operations are as follows:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
Change in fair value of derivatives:
Call options	$(1,118,768)	$1,347,925	$34,604
Warrants	264	810	—
Interest rate swaps	13,957	—	—
Interest rate caps	—	—	62

	$(1,104,547)	$1,348,735	$34,666

Change in fair value of embedded derivatives:
Fixed index annuities - embedded derivatives	$(1,913,096)	$(355,940)	$(1,286,787)
Reinsurance related embedded derivative	(439,502)	(2,362)	—

	$(2,352,598)	$(358,302)	$(1,286,787)

Derivative Exposure

We attempt to mitigate potential risk of loss due to the nonperformance of the counterparties through a regular monitoring process which evaluates the program’s effectiveness. We do not purchase derivative instruments that would require payment or collateral to another institution and our derivative instruments do not contain counterparty credit-risk-related contingent features. We are exposed to risk of loss in the event of nonperformance by the counterparties and, accordingly, we purchase our derivative instruments from multiple counterparties and evaluate the creditworthiness of all counterparties prior to purchase of the contracts. All non-exchange traded derivative instruments have been purchased from nationally recognized financial institutions with a Standard and Poor’s credit rating of A- or higher at the time of purchase and the maximum credit exposure to any single counterparty is subject to concentration limits. Both our call options and interest rate swaps fall under the same credit support agreements with each counterparty that allow us to request the counterparty to provide collateral to us when the fair value of our exposure to the counterparty exceeds specified amounts.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The notional amount and fair value of our call options and interest rate swaps by counterparty and each counterparty’s current credit rating are as follows:

			December 31,
			2022		2021
Counterparty	Credit Rating (S&P)	Credit Rating (Moody’s)	Notional Amount	Fair Value	Notional Amount	Fair Value

			(Dollars in thousands)
Bank of America	A+	Aa2	$3,574,125	$26,080	$3,556,256	$99,229
Barclays	A	A1	3,686,896	39,657	4,213,658	157,865
Canadian Imperial Bank of Commerce	A+	Aa2	2,707,734	34,218	3,956,329	141,540
Citibank, N.A.	A+	Aa3	3,748,162	29,873	3,190,833	115,860
Credit Suisse	A-	A3	2,086,470	20,691	3,716,868	113,295
J.P. Morgan	A+	Aa2	6,501,103	69,006	4,482,832	105,899
Morgan Stanley	A+	Aa3	2,957,389	38,470	2,223,743	47,950
Royal Bank of Canada	AA-	A2	4,378,132	58,026	3,567,972	100,472
Societe Generale	A	A1	2,099,081	17,157	2,548,072	86,494
Truist	A	A2	1,960,787	32,885	2,547,808	94,924
Wells Fargo	A+	Aa2	5,436,824	61,840	5,820,381	206,403
Exchange traded			199,200	2,655	266,601	6,643

			$39,335,903	$430,558	$40,091,353	$1,276,574

As of December 31, 2022 and 2021, we held $0.4 billion and $1.3 billion, respectively, of cash and cash equivalents and other investments from counterparties for derivative collateral, which is included in Other liabilities on our Consolidated Balance Sheets. This derivative collateral limits the maximum amount of economic loss due to credit risk that we would incur if the counterparties failed completely to perform according to the terms of the contracts to $3.3 million and $8.5 million at December 31, 2022 and 2021, respectively.

The future index credits on our fixed index annuities are treated as a “series of embedded derivatives” over the expected life of the applicable contract. We do not purchase call options to fund the index liabilities which may arise after the next policy anniversary date. We must value both the call options and the related forward embedded options in the policies at fair value.

We cede certain fixed index annuity product liabilities to third party reinsurers on a modified coinsurance basis which results in an embedded derivative. The obligation to pay the total return on the assets supporting liabilities associated with this reinsurance agreement represents a total return swap. The fair value of the total return swap is based on the unrealized gains and losses of the underlying assets held in the modified coinsurance portfolio. The reinsurance related embedded derivative is reported in Funds withheld for reinsurance liabilities on the Consolidated Balance Sheets and the change in the fair value of the embedded derivative is reported in Change in fair value of embedded derivatives on the Consolidated Statements of Operations. See Note 9 - Reinsurance and Policy Provisions for further discussion on these reinsurance agreements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Deferred Policy Acquisition Costs and Deferred Sales Inducements

Deferred Policy Acquisition Costs

The following tables present the balances and changes in deferred policy acquisition costs:

	December 31, 2022
	Fixed Index Annuities	Fixed Rate Annuities	Single Premium Immediate Annuities	Total

	(Dollars in thousands)
Balance, beginning of year	$2,906,684	$151,322	$4,198	$3,062,204
Write-off related to in-force ceded reinsurance	(196,417)	(7,209)	—	(203,626)
Capitalizations	193,989	4,424	663	199,076
Amortization expense	(254,934)	(28,432)	(645)	(284,011)

Balance, end of year	$2,649,322	$120,105	$4,216	$2,773,643

	December 31, 2021
	Fixed Index Annuities	Fixed Rate Annuities	Single Premium Immediate Annuities	Total

	(Dollars in thousands)
Balance, beginning of year	$3,286,059	$119,805	$2,641	$3,408,505
Write-off related to in-force ceded reinsurance	(349,614)	—	—	(349,614)
Capitalizations	250,070	57,344	2,269	309,683
Amortization expense	(279,831)	(25,827)	(712)	(306,370)

Balance, end of year	$2,906,684	$151,322	$4,198	$3,062,204

Deferred Sales Inducements

The following tables present the balances and changes in deferred sales inducements:

	December 31, 2022
	Fixed Index Annuities	Fixed Rate Annuities	Total

	(Dollars in thousands)
Balance, beginning of year	$2,088,591	$31,371	$2,119,962
Capitalizations	107,684	7	107,691
Amortization expense	(178,315)	(3,655)	(181,970)

Balance, end of year	$2,017,960	$27,723	$2,045,683

	December 31, 2021
	Fixed Index Annuities	Fixed Rate Annuities	Total

	(Dollars in thousands)
Balance, beginning of year	$2,180,980	$35,705	$2,216,685
Capitalizations	95,104	57	95,161
Amortization expense	(187,493)	(4,391)	(191,884)

Balance, end of year	$2,088,591	$31,371	$2,119,962

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Policyholder Liabilities

Liability for Future Policy Benefits

The liability for future policy benefits consists only of the liability associated with single premium immediate annuities (SPIA) with life contingencies. As this business has no future expected premiums, the rollforward presented below is the present value of expected future benefits. The balances of and changes in the liability for future policy benefits for the the years ended December 31, 2022 and 2021 is as follows:

	Present Value of Expected Future Policy Benefits
	December 31,
	2022	2021

	(Dollars in thousands)
Balance, beginning of year	$402,305	$384,510
Beginning balance at original discount rate	352,708	315,793
Effect of changes in cash flow assumptions	1,277	7,892
Effect of actual variances from expected experience	(1,941)	(1,908)

Adjusted beginning of year balance	352,044	321,777

Issuances	16,072	55,229
Interest accrual	14,664	14,819
Benefit payments	—	—
Net premiums collected	—	—
Derecognition (lapses)	(40,327)	(39,117)

Ending balance at original discount rate	342,453	352,708
Effect of changes in discount rate assumptions	(23,776)	49,597

Balance, end of year	$318,677	$402,305

The reconciliation of the net liability for future policy benefits to the liability for future policy benefits included in policy benefit reserves in the consolidated balance sheets is as follows:

	December 31,
	2022	2021

	(Dollars in thousands)
Liability for future policy benefits	$318,677	$402,305
Deferred profit liability	19,223	18,716

	337,900	421,021
Less: Reinsurance recoverable	(1,259)	(1,283)

Net liability for future policy benefits, after reinsurance recoverable	$336,641	$419,738

The weighted-average liability duration of the liability for future policy benefits is as follows:

	December 31,
	2022	2021
SPIA With Life Contingency:
Weighted-average liability duration of the liability for future policy benefits (years)	6.78	7.57

The following table presents the amount of undiscounted expected future benefit payments and expected gross premiums:

	December 31,
	2022	2021

	(Dollars in thousands)
SPIA With Life Contingency:
Expected future benefit payments	$467,627	$485,411
Expected future gross premiums	—	—

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amount of revenue and interest associated with the liability for future policy benefits recognized in the statement of operations for the the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022		December 31, 2021
	Gross Premiums or Assessments	Interest Expense	Gross Premiums or Assessments	Interest Expense

	(Dollars in thousands)
SPIA With Life Contingency	$16,994	$14,613	$53,778	$14,777

Total	$16,994	$14,613	$53,778	$14,777

The weighted-average interest rate is as follows:

	December 31,
	2022	2021
Interest accretion rate	4.25%	4.29%
Current discount rate	5.37%	1.74%

Market Risk Benefits

The balances of and changes in the liability for market risk benefits (MRB) for the years ended December 31, 2022 and 2021 is as follows:

	December 31, 2022		December 31, 2021
	Fixed Rate Annuities	Fixed Index Annuities	Fixed Rate Annuities	Fixed Index Annuities

	(Dollars in thousands)
MRB Liability
Balance, beginning of year	$78,411	$2,557,378	$73,904	$2,294,129
Balance, beginning of year, before effect of changes in the instrument-specific credit risk	77,731	2,310,437	74,371	2,064,555
Issuances	376	59,452	23	22,836
Interest accrual	1,349	72,551	986	39,614
Attributed fees collected	1,270	125,168	1,326	122,756
Benefits payments	—	—	—	—
Effect of changes in interest rates	(19,421)	(952,265)	(4,091)	(206,055)
Effect of changes in equity markets	—	186,618	—	(151,145)
Effect of changes in equity index volatility	—	241,563	—	(57,940)
Actual policyholder behavior different from expected behavior	—	—	—	—
Effect of changes in future expected policyholder behavior	602	46,567	369	142,713
Effect of changes in other future expected assumptions	(17,552)	363,078	4,747	333,103

Balance, end of year, before effect of changes in the instrument-specific credit	44,355	2,453,169	77,731	2,310,437
Effect of changes in the instrument-specific credit risk	(6,492)	(265,411)	680	246,941

Balance, end of year	37,863	2,187,758	78,411	2,557,378
Reinsured MRB, end of period	10,656	593,959	—	156,931

Balance, end of period, net of reinsurance	$27,207	$1,593,799	$78,411	$2,400,447

Net amount at risk (a)	$258,826	$10,987,198	$239,995	$10,001,385
Weighted average attained age of contract holders (years)	69	71	69	70

(a)	Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of market risk benefits by amounts in an asset position and in liability position to market risk benefit amounts included in other assets and market risk benefit reserves, respectively, in the Consolidated Balance Sheets:

	December 31, 2022
	Asset	Liability	Net Liability

	(Dollars in thousands)
Fixed Index Annuities	$226,294	$2,414,052	$2,187,758
Fixed Rate Annuities	3,577	41,440	37,863

Total	$229,871	$2,455,492	$2,225,621

	December 31, 2021
	Asset	Liability	Net Liability

	(Dollars in thousands)
Fixed Index Annuities	$520,566	$3,077,944	$2,557,378
Fixed Rate Annuities	5,807	84,218	78,411

Total	$526,373	$3,162,162	$2,635,789

Reinsured Market Risk Benefits

The following table presents the balances and changes in reinsured market risk benefits associated with fixed index annuities for the years ended December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
	Fixed Rate Annuities	Fixed Index Annuities	Fixed Rate Annuities	Fixed Index Annuities

	(Dollars in thousands)
Ceded MRB
Balance, beginning of year	$—	$156,931	$—	$90,022
Inception of in-force ceded reinsurance	10,091	334,835	—	100,327
Issuances	—	36,036	—	915
Interest accrual	104	7,598	—	414
Attributed fees collected	28	23,745	—	9,904
Benefits payments	—	—	—	—
Effect of changes in interest rates	135	(171,948)	—	1,601
Effect of changes in equity markets	118	43,799	—	(6,148)
Effect of changes in equity index volatility	—	34,278	—	(9,074)
Actual policyholder behavior different from expected behavior	—	—	—	—
Effect of changes in future expected policyholder behavior	180	12,598	—	16,878
Effect of changes in other future expected assumptions	—	116,087	—	(47,908)

Balance, end of year	$10,656	$593,959	$—	$156,931

Net amount at risk (a)	$72,350	$2,402,964	$—	$582,315
Weighted average attained age of contract holders (years)	70	71	0.00	69

(a)	Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of reinsurance market risk benefits by amounts in an asset position and in liability position to market risk benefit amounts included in coinsurance deposits and other liabilities, respectively, in the Consolidated Balance Sheets:

	December 31, 2022
	Asset	Liability	Net Asset

	(Dollars in thousands)
Fixed Index Annuities	$629,611	$35,652	$593,959
Fixed Rate Annuities	11,070	414	10,656

Total	$640,681	$36,066	$604,615

	December 31, 2021
	Asset	Liability	Net Asset

	(Dollars in thousands)
Fixed Index Annuities	$250,046	$93,115	$156,931
Fixed Rate Annuities	—	—	—

Total	$250,046	$93,115	$156,931

Significant Inputs for Fair Value Measurement - Market Risk Benefits

The following tables provides a summary of the significant inputs and assumptions used in the fair value measurements of market risk benefits:

	December 31, 2022
	Fair Value	Valuation Technique	Significant Inputs and Assumptions	Range	Weighted Average
	(in thousands)
Market risk benefits	$2,225,621	Discounted cash flow	Utilization (a)	0.04% - 78.75%	4.24%
Ceded market risk benefits	604,615		Option budget (b)	1.65% - 2.50%	2.31%
			Risk-free interest rate (c)	2.51% - 4.90%	3.31%
			Nonperformance risk (d)	0.06% - 3.27%	2.59%

	December 31, 2021
	Fair Value	Valuation Technique	Significant Inputs and Assumptions	Range	Weighted Average
	(in thousands)
Market risk benefits	$2,635,789	Discounted cash flow	Utilization (a)	— % - 60.00%	3.25%
Ceded market risk benefits	156,931		Option budget (b)	1.55% - 2.50%	2.02%
			Risk-free interest rate (c)	0.53% - 2.05%	1.77%
			Nonperformance risk (d)	0.07% -2.50%	1.49%

(a)

The utilization assumption represents the percentage of policyholders who will elect to receive lifetime income benefit payments in a given year. A decrease (increase) in the utilization assumption used in the fair value of market risk benefits could lead to favorable (unfavorable) changes in the market risk benefits.

(b)

The option budget assumption represents the expected cost of annual call options we will purchases in the future. An increase (decrease) in the option budget assumption used in the fair value of market risk benefits could lead to favorable (unfavorable) changes in the market risk benefits.

(c)

The risk-free interest rate assumption impacts the discount rate used in the discounted future cash flow valuation. An increase (decrease) in the risk-free interest rate assumption used in the fair value of market risk benefits could lead to favorable (unfavorable) changes in the market risk benefits.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(d)

The nonperformance risk assumption impacts the discount rate used in the discounted future cash flow valuation and includes our own credit risk based on the current market credit spreads for debt-like instruments we have issued and are available in the market. Additionally, the nonperformance risk assumption includes the counterparty credit risk used in the fair value measurement of ceded market risk benefits which is determined using the current market credit spreads based on the counterparty credit rating. An increase (decrease) in the nonperformance risk assumption for own credit risk used in the fair value of market risk benefits could lead to favorable (unfavorable) changes in the market risk benefits. An decrease (increase) in the nonperformance risk assumption for counterparty credit risk used in the fair value of ceded market risk benefits could lead to favorable (unfavorable) changes in the ceded market risk benefits.

During the year ended December 31, 2022, the Company made the following notable changes to significant inputs and assumptions resulting in changes in the fair value measurement of market risk benefits:

•	Utilization assumptions were increased resulting in an increase to the market risk benefits liability and a decrease to net income.

•	Option budget assumptions were increased resulting in a decrease to the market risk benefits liability and an increase to net income.

During the year ended December 31, 2021, the Company made the following notable changes to significant inputs and assumptions resulting in changes in the fair value measurement and market risk benefits:

•	Utilization assumptions were decreased resulting in a decrease to the market risk benefits liability and an increase to net income.

•	Option budget assumptions were decreased resulting in an increase to the market risk benefits liability and a decrease to net income.

Policyholder Account Balances

The following table presents the balances and changes in policyholders’ account balances:

	December 31, 2022		December 31, 2021
	Fixed Rate Annuities	Fixed Index Annuities	Fixed Rate Annuities	Fixed Index Annuities

	(Dollars in thousands)
Balance, beginning of year	$6,860,060	$55,003,305	$5,083,537	$53,612,622
Issuances	159,570	3,001,738	2,523,061	3,194,663
Premiums received	4,811	170,493	(3,649)	258,159
Policy charges	(6,587)	(272,604)	(4,706)	(258,552)
Surrenders and withdrawals	(574,590)	(3,945,504)	(883,440)	(3,644,593)
Benefit payments	(11,328)	(727,847)	(9,304)	(621,700)
Interest credited	151,762	599,259	154,267	2,464,347
Other	5,879	(2,606)	294	(1,641)

Balance, end of period	$6,589,577	$53,826,234	$6,860,060	$55,003,305

Weighted-average crediting rate	2.28%	1.11%	2.62%	4.64%
Net amount at risk (a)	$258,826	$10,987,198	$239,995	$10,001,385
Cash surrender value	6,208,597	49,551,657	6,392,133	50,177,630

(a)	Net amount at risk is defined as the current guarantee amount in excess of the current account balance.

The following table presents the reconciliation of policyholders’ account balances to policy benefit reserves in the Consolidated Balance Sheets:

	December 31, 2022	December 31, 2021

	(Dollars in thousands)
Fixed index annuities policyholder account balances	$53,826,234	$55,003,305
Fixed rate annuities policyholder account balances	6,589,577	6,860,060
Embedded derivative adjustment (b)	(1,996,640)	305,340
Liability for future policy benefits	318,677	402,305
Deferred profit liability	19,223	18,716
Other	24,765	25,096

Total	$58,781,836	$62,614,822

(b)	The embedded derivative adjustment reconciles the account balance to the gross GAAP liability and represents the combination of the host contract and the fair value of the embedded derivatives.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents the balance of account values by range of guaranteed minimum crediting rates and the related range of the difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums:

	December 31, 2022
	Range of guaranteed minimum crediting rate	At guaranteed minimum	1 to 50	51 to 150	Greater than 150 basis points above	Total

	(Dollars in thousands)
Fixed Index Annuities	0.00% - 0.50%	$—	$462,356	$407,426	$314,929	$1,184,711
	0.50% - 1.00%	2,421,795	1,098,332	2,258,992	77,901	5,857,020
	1.00% - 1.50%	51,586	9,391	—	—	60,977
	1.50% - 2.00%	57	—	—	—	57
	2.00% - 2.50%	133,059	100,205	8	—	233,272
	2.50% - 3.00%	939,684	—	—	—	939,684
	Greater than 3.00%	—	—	—	—	—
	Allocated to index strategies					45,550,513

Total		$3,546,181	$1,670,284	$2,666,426	$392,830	$53,826,234

Fixed Rate Annuities	0.00% - 0.50%	$61	$—	$—	$—	$61
	0.50% - 1.00%	55,458	203,523	4,000,203	701,836	4,961,020
	1.00% - 1.50%	454,728	231	—	—	454,959
	1.50% - 2.00%	281,694	96,767	277,053	189	655,703
	2.00% - 2.50%	21,887	22	—	—	21,909
	2.50% - 3.00%	434,042	7,417	—	—	441,459
	Greater than 3.00%	54,466	—	—	—	54,466

Total		$1,302,336	$307,960	$4,277,256	$702,025	$6,589,577

	December 31, 2021
	Range of guaranteed minimum crediting rate	At guaranteed minimum	1 to 50	51 to 150	Greater than 150 basis points above	Total

	(Dollars in thousands)
Fixed Index Annuities	0.00% - 0.50%	$—	$284,190	$305,770	$133,060	$723,020
	0.50% - 1.00%	2,020,896	1,383,008	2,422,207	60,413	5,886,524
	1.00% - 1.50%	55,375	10,874	637	—	66,886
	1.50% - 2.00%	—	84	—	—	84
	2.00% - 2.50%	134,690	121,299	151	—	256,140
	2.50% - 3.00%	1,011,812	—	—	—	1,011,812
	Greater than 3.00%	—	—	—	—	—
	Allocated to index strategies					47,058,839

Total		$3,222,773	$1,799,455	$2,728,765	$193,473	$55,003,305

Fixed Rate Annuities	0.00% - 0.50%	$108	$—	$—	$—	$108
	0.50% - 1.00%	42,216	119,438	351,059	24,950	537,663
	1.00% - 1.50%	491,489	226	—	—	491,715
	1.50% - 2.00%	834,249	99,654	129,943	—	1,063,846
	2.00% - 2.50%	3,254,565	22	—	—	3,254,587
	2.50% - 3.00%	1,040,592	7,754	—	—	1,048,346
	Greater than 3.00%	463,795	—	—	—	463,795

Total		$6,127,014	$227,094	$481,002	$24,950	$6,860,060

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Reinsurance and Policy Provisions

Coinsurance

We have two coinsurance agreements with EquiTrust Life Insurance Company (“EquiTrust”), covering 70% of certain of American Equity Life’s fixed index and fixed rate annuities issued from August 1, 2001 through December 31, 2001, 40% of those contracts issued during 2002 and 2003, and 20% of those contracts issued from January 1, 2004 to July 31, 2004. The business reinsured under these agreements may not be recaptured. Coinsurance deposits (aggregate policy benefit reserves transferred to EquiTrust under these agreements) were $323.7 million and $381.4 million at December 31, 2022 and 2021, respectively. We remain liable to policyholders with respect to the policy liabilities ceded to EquiTrust should EquiTrust fail to meet the obligations it has coinsured. The balance due from or due to EquiTrust under these agreements was a $0.8 million receivable and $7.8 million payable at December 31, 2022 and 2021, respectively, and represents the fair value of call options held by us to fund index credits related to the ceded business net of cash due to or from EquiTrust related to monthly settlements of policy activity and other expenses.

We have three coinsurance agreements with Athene Life Re Ltd. (“Athene”), an unauthorized life reinsurer domiciled in Bermuda. One agreement ceded 20% of certain of American Equity Life’s fixed index annuities issued from January 1, 2009 through March 31, 2010. The second agreement ceded 80% of American Equity Life’s multi-year rate guaranteed annuities issued from July 1, 2009 through December 31, 2013 and 80% of Eagle Life’s multi-year rate guaranteed annuities issued from November 20, 2013 through December 31, 2013. The third agreement ceded 80% of certain of American Equity Life’s and Eagle Life’s multi-year rate guaranteed annuities issued on or after January 1, 2014 through December 31, 2020, 80% of Eagle Life’s fixed index annuities issued prior to January 1, 2017, 50% of certain of Eagle Life’s fixed index annuities issued from January 1, 2017 through December 31, 2018, 20% of certain of Eagle Life’s fixed index annuities issued on or after January 1, 2019 through December 31, 2020 and 80% of certain of American Equity Life’s fixed index annuities issued from August 1, 2016 through December 31, 2016. Effective January 1, 2021, no new business is being ceded to Athene. The business reinsured under any of the Athene agreements may not be recaptured. Coinsurance deposits (aggregate policy benefit reserves transferred to Athene under these agreements) were $3.1 billion and $3.7 billion at December 31, 2022 and 2021, respectively. American Equity Life is an intermediary for reinsurance of Eagle Life’s business ceded to Athene. American Equity Life and Eagle Life remain liable to policyholders with respect to the policy liabilities ceded to Athene should Athene fail to meet the obligations it has coinsured. The annuity deposits that have been ceded to Athene are secured by assets held in trusts and American Equity Life is the sole beneficiary of the trusts. The assets in the trusts are required to remain at a value that is sufficient to support the current balance of policy benefit liabilities of the ceded business on a statutory basis. If the value of the trust accounts would ever be less than the amount of the ceded policy benefit liabilities on a statutory basis, Athene is required to either establish a letter of credit or deposit securities in the trusts for the amount of any shortfall. The balance due under these agreements to Athene was $16.9 million and $74.8 million at December 31, 2022 and 2021, respectively, and represents the fair value of call options held by us to fund index credits related to the ceded business net of cash due from Athene related to monthly settlements of policy activity.

Effective July 1, 2021 American Equity Life entered into a reinsurance agreement with North End Re (North End Re reinsurance treaty), a wholly-owned subsidiary of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance” or “Brookfield”) to reinsure approximately $4.4 billion of in-force fixed indexed annuity product liabilities as of the effective date of the reinsurance agreement, 70% on a modified coinsurance (“modco”) basis and 30% on a coinsurance basis. The liabilities reinsured on a coinsurance basis are secured by assets held in both a statutory and supplemental trust (collectively referred to as the “trusts”). The liabilities reinsured on a modco basis are secured by a segregated modco account in which the assets are maintained by American Equity Life. American Equity Life transferred cash of $2.6 billion to the segregated modco account and $1.1 billion to the statutory trust at close of this reinsurance agreement on October 8, 2021. American Equity Life will receive an annual ceding commission equal to 49 basis points and the Company will receive an annual asset liability management fee equal to 30 basis points calculated based on the initial cash surrender value of liabilities ceded. Such fees are fixed and contractually guaranteed for six years with the additional and final seventh year payment partially contingent on certain performance obligations for both parties. The initial net present value of the ceding commission related to the in-force business was $114.1 million.

As part of the North End Re reinsurance treaty, American Equity Life is also ceding 75% of certain fixed index annuities issued after the effective date of the agreement, 70% on a modco basis and 30% on a coinsurance basis to North End Re. Effective July 1, 2022, the North End Re reinsurance treaty was amended to include additional fixed index annuity products. As part of this amendment, 75% of an additional block of in-force fixed indexed annuity product liabilities issued after July 1, 2021 was ceded, 70% on a modco basis and 30% on a coinsurance basis. On sales subsequent to the effective date of the North End Re reinsurance treaty, American Equity Life will receive an annual ceding commission equal to 140 basis points and the Company will receive an annual asset liability management fee equal to 30 basis points calculated based on the initial cash surrender value of liabilities ceded. Such fees are fixed and contractually guaranteed for six years with the additional and final seventh year payment being contingent on certain performance obligations for both parties. The initial net present value of the ceding commission related to the flow business ceded in 2022 and 2021 was $67.7 million and $27.1 million, respectively. The asset liability management fee recognized in Other revenue in 2022 and 2021 was $12.7 million and $5.5 million, respectively.

In addition, American Equity Life will receive certain acquisition cost reimbursements and an on-going annual expense reimbursement on each policy subject to the reinsurance agreement for the entirety of the policy duration. Acquisition cost reimbursements will reduce policy acquisition costs deferred.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As a result of the North End Re reinsurance treaty, there is a deferred gain of $480.5 million and $335.4 million which is recorded in Other liabilities as of December 31, 2022 and 2021, respectively. This deferred gain represents the unamortized portion of the cost of reinsurance related to the in-force business and new business which will be amortized over the life of the underlying reinsured policies. The deferred gain consists primarily of the difference between liabilities ceded and assets transferred as part of the reinsurance agreement and the present value of the ceding commissions previously noted offset by a reduction in deferred policy acquisition costs associated with the the in-force business ceded. The amortization of the deferred gain recognized in Other revenue in 2022 and 2021 was $24.2 million and $9.6 million, respectively.

American Equity Life remains liable to policyholders with respect to the policy liabilities ceded to North End Re should North End Re fail to meet the obligations it has reinsured.

The assets in the trusts and modco account are required to remain at a value that is sufficient to support the current balance of policy benefit liabilities of the ceded business on a statutory basis. The assets in the trusts and modco account are subject to investment management agreements between American Equity Life and North End Re. The assets in the modco account earned net investment income of $95.4 million and $11.4 million during 2022 and 2021, respectively, which are reflected within the Net investment income line in the Consolidated Statements of Operations and presented net of amounts earned for the benefit of the reinsurer.

As of December 31, 2022 and 2021, coinsurance deposits (aggregate policy benefits reserves transferred to North End Re under these agreements) were $5.8 billion and $4.8 billion, respectively. The balance due under these agreements to North End Re was $124.2 million and $127.9 million which is recorded in Other liabilities at December 31, 2022 and 2021, respectively.

Separate from the reinsurance transaction, Brookfield Reinsurance, has an approximate 18.7% interest in the Company’s outstanding common stock as of December 31, 2022. See Note 16 - Earnings Per Common Share and Stockholders’ Equity for further discussion of Brookfield’s ownership.

Effective October 1, 2022 American Equity Life entered into a reinsurance agreement with an unaffiliated reinsurer AeBe ISA LTD (“AeBe”), a Bermuda exempted company affiliated with 26North Holdings LP (“26North”), that is an incorporated segregated account licensed as a Class E reinsurer. Under the agreement, American Equity Life ceded $4.2 billion of certain in-force fixed indexed and fixed rate annuity product liabilities as of October 3, 2022, the effective date of the reinsurance agreement, 75% on a funds withheld coinsurance basis and 25% on a coinsurance basis. The liabilities reinsured on a coinsurance basis are secured by assets held in both a statutory and supplemental trust (collectively referred to as the “trusts”). The liabilities reinsured on a funds withheld basis are secured by a segregated funds withheld account in which the assets are maintained by American Equity Life. American Equity Life transferred cash and investments with a fair value of $3.0 billion to the segregated funds withheld account and $1.0 billion to the statutory trust at close of this reinsurance agreement on October 3, 2022. At the close of the reinsurance agreement, American Equity Life received a closing ceding commission of $70.0 million. American Equity Life will also receive certain acquisition cost reimbursements and an on-going annual expense reimbursement on each policy subject to the reinsurance agreement for the entirety of the policy duration.

As a result of the AeBe reinsurance treaty, there is a deferred gain of $51.6 million which is recorded in Other liabilities as of December 31, 2022. This deferred gain represents the unamortized portion of the cost of reinsurance related to the in-force business which will be amortized over the life of the underlying reinsured policies. The deferred gain consists primarily of the difference between liabilities ceded and assets transferred as part of the reinsurance agreement and the closing ceding commission previously noted offset by a reduction in deferred policy acquisition costs associated with the in-force business ceded. The amortization of the deferred gain recognized in Other revenue in 2022 was $1.1 million.

American Equity Life remains liable to policyholders with respect to the policy liabilities ceded to AeBe should AeBe fail to meet the obligations it has reinsured.

The assets in the trusts and funds withheld account are required to remain at a value that is sufficient to support the current balance of policy benefit liabilities of the ceded business on a statutory basis. The assets in the trusts and funds withheld account are subject to investment management agreements between American Equity Life and 26North. The assets in the funds withheld account earned net investment income of $42.3 million during 2022, which is reflected within the Net investment income line in the Consolidated Statements of Operations and presented net of amounts earned for the benefit of the reinsurer.

As of December 31, 2022, coinsurance deposits (aggregate policy benefits reserves transferred to AeBe under these agreements) were $4.1 billion. The balance due under these agreements to AeBe was $38.0 million which is recorded in Other liabilities at December 31, 2022.

American Equity Life has the option to cede liabilities of certain single premium fixed deferred annuities, or policies as otherwise agreed to by parties issued after the treaty effective date, at risk adjusted pricing terms that may be acceptable to American Equity Life at that time. For flow business ceded, American Equity Life will receive an annual ceding commission over the term of the policy of up to 0.50% of the premium received.

Amounts ceded to EquiTrust, Athene, North End Re and AeBe under these agreements are as follows:

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
Consolidated Statements of Operations
Annuity product charges	$49,093	$20,351	$7,021
Change in fair value of derivatives	(184,388)	140,641	43,080

	$(135,295)	$160,992	$50,101

Interest sensitive and index product benefits	$103,542	$303,035	$152,485
Change in fair value of embedded derivatives	81,907	(76,915)	4,352
Other operating costs and expenses	18,318	16,440	17,663

	$203,767	$242,560	$174,500

Consolidated Statements of Cash Flows
Annuity deposits	$(982,176)	$(424,819)	$(35,667)
Cash payments to policyholders	1,029,667	984,260	466,311

	$47,491	$559,441	$430,644

We calculate estimated losses on reinsurance recoverable balances by determining an expected loss ratio. The expected loss ratio is based on industry historical loss experience and expected recovery timing adjusted for certain current and forecasted environmental factors management believes to be relevant. Estimated losses related to our reinsurance recoverable balances were $8.7 million and $2.3 million as of December 31, 2022 and 2021, respectively.

We monitor concentration of reinsurance risk with third party reinsurers and monitor concentration as well as financial strength ratings of our reinsurers.

Financing Arrangements

Effective April 1, 2019, we entered into a reinsurance agreement with Hannover Life Reassurance Company of America (“Hannover”), which was treated as reinsurance under statutory accounting practices and as a financing arrangement under GAAP. The statutory surplus benefit under this agreement was eliminated under GAAP and the associated charges were recorded as risk charges and included in Other operating costs and expenses in the Consolidated Statements of Operations. The 2019 Hannover Agreement was a coinsurance funds withheld reinsurance agreement for statutory purposes covering 80% of lifetime income benefit rider payments in excess of policy fund values and waived surrender charges related to penalty free withdrawals on certain business.

We paid a quarterly risk charge based on the pretax statutory benefit as of the end of each calendar quarter. Risk charges attributable to our 2019 agreement with Hannover were $33.1 million and $44.7 million during 2021 and 2020, respectively. Effective October 1, 2021, we recaptured the 2019 Hannover agreement.

Intercompany Reinsurance Agreements

Effective October 1, 2021, American Equity Life entered into a reinsurance agreement with AEL Re Vermont, a wholly-owned captive reinsurance company, to cede a portion of lifetime income benefit rider payments in excess of policy fund values on a funds withheld basis (“The AEL Re Vermont Agreement”). In connection with the agreement, AEL Re Vermont entered into an excess of loss (“XOL”) reinsurance agreement with Hannover to retrocede the lifetime income benefit rider payments in excess of the policy fund values ceded under the AEL Re Vermont Agreement after the funds withheld account balance is exhausted. AEL Re Vermont is permitted to carry the XOL treaty as an admitted asset on the AEL Re Vermont statutory balance sheet. The effects of this agreement are not accounted for as reinsurance as it does not satisfy the risk transfer requirements for GAAP. AEL Re Vermont incurred risk charges of $11.7 million and $2.8 million during the years ended December 31, 2022 and 2021, respectively, in relation to this XOL agreement with Hannover. The risk charges are included in Other operating costs and expenses in the Consolidated Statements of Operations.

Effective December 31, 2021, American Equity Life executed a coinsurance agreement with AEL Re Bermuda, an affiliated Bermuda reinsurer, wholly-owned by American Equity Investment Life Holding Company, to reinsure a quota share of fixed index annuities issued from January 1, 1997 through December 31, 2007. The treaty is maintained on a funds withheld basis.

All intercompany balances have been eliminated in the preparation of the accompanying financial statements.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.	Income Taxes

We file consolidated federal income tax returns that include all of our wholly-owned subsidiaries. Our income tax expense as presented in the consolidated financial statements is summarized as follows:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
Consolidated statements of operations:
Current income taxes	$20,209	$332	$3,430
Deferred income taxes	490,926	149,431	141,071

Total income tax expense included in consolidated statements of operations	511,135	149,763	144,501
Stockholders’ equity:
Expense (benefit) relating to:
Adoption of expected credit loss model	—	—	(2,543)
Changes in other comprehensive income	(1,843,635)	207,353	225,746

Total income tax expense included in consolidated financial statements	$(1,332,500)	$357,116	$367,704

Income tax expense in the consolidated statements of operations differed from the amount computed at the applicable statutory federal income tax rates of 21% for the years ended December 31, 2022, 2021, and 2020 as follows:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
Income before income taxes	$2,431,712	$702,786	$815,961

Income tax expense on income before income taxes	$510,660	$147,585	$171,352
Tax effect of:
State income taxes	2,564	5,239	5,749
Tax exempt net investment income	(4,065)	(4,715)	(4,602)
Tax rate differential on net operating loss carryback	—	—	(30,041)
Other	1,976	1,654	2,043

Income tax expense	$511,135	$149,763	$144,501

Effective tax rate	21.0%	21.3%	17.7%

The effective tax rate for the year ended December 31, 2020 was positively impacted by $30.0 million related to the provision of the CARES ACT which allowed net operating losses for 2018 through 2020 to be carried back to previous tax years in which a 35% statutory tax rate was in effect.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred income tax assets or liabilities are established for temporary differences between the financial reporting amounts and tax bases of assets and liabilities that will result in deductible or taxable amounts, respectively, in future years. The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2022 and 2021, are as follows:

	December 31,
	2022	2021

	(Dollars in thousands)

Deferred income tax assets:
Policy benefit reserves	$—	$445,793
Credit losses/impairments	10,531	15,275
Net unrealized losses on available for sale fixed maturity securities	1,063,441	—
Amounts due reinsurer	1,030,759	748,812
Other policyholder funds	358	3,332
Deferred compensation	3,866	3,434
Share-based compensation	422	5,171
Net operating loss carryforwards	50,913	87,314
Other	71,417	1,140

Gross deferred tax assets	2,231,707	1,310,271

Deferred income tax liabilities:
Deferred policy acquisition costs and deferred sales inducements	(976,103)	(1,051,900)
Net unrealized gains on available for sale fixed maturity securities	—	(905,050)
Derivative instruments	(145,785)	(107,717)
Policy benefit reserves	(612,454)	(98,616)
Investment income items	(39,309)	(56,285)
Other	(19,622)	(5,120)
Gross deferred tax liabilities	(1,793,273)	(2,224,688)

Net deferred income tax asset (liability)	$438,434	$(914,417)

Included in deferred income taxes is the expected income tax benefit attributable to unrealized losses on available for sale fixed maturity securities. There is no valuation allowance provided for the deferred income tax asset attributable to unrealized losses on available for sale fixed maturity securities. We have the intent and ability to hold these securities to maturity or recovery of value, whichever is sooner. Realization of our deferred income tax assets is more likely than not based on expectations as to our future taxable income and considering all other available evidence, both positive and negative. Therefore, no valuation allowance against deferred income tax assets has been established as of December 31, 2022 and 2021.

There were no material income tax contingencies requiring recognition in our consolidated financial statements as of December 31, 2022. Our tax returns are subject to audit by various federal, state and local tax authorities. The Company’s income tax returns are subject to examination by the IRS and state tax authorities, generally for three years after they are due or filed, whichever is later. Tax years ended before December 31, 2019 are no longer open to examination by the IRS.

At December 31, 2022 and 2021, we had federal net operating losses of $170.5 million and $419.5 million, respectively, primarily related to a reinsurance transaction that occurred in 2021. The federal net operating losses are carried forward indefinitely. Additionally, at December 31, 2022 and 2021, we had $45.7 million and $0 million, respectively, of capital loss carryforwards for federal income tax purposes that can be carried forward for five years.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Notes and Loan Payable

Notes and loan payable includes the following:

	December 31,
	2022	2021

	(Dollars in thousands)
Senior notes due 2027
Principal	$500,000	$500,000
Unamortized debt issue costs	(2,960)	(3,537)
Unamortized discount	(178)	(213)
Term loan due 2027
Principal	300,000	—
Principal paydown	(3,750)	—
Unamortized debt issue costs	(1,039)	—

	$792,073	$496,250

On June 16, 2017, we issued $500 million aggregate principal amount of senior unsecured notes due 2027 which bear interest at 5.0% per year and will mature on June 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at a $0.3 million discount, which is being amortized over the term of the 2027 Notes using the effective interest method. Contractual interest is payable semi-annually in arrears each June 15th and December 15th. The initial transaction fees and costs totaling $5.8 million were capitalized as deferred financing costs and are being amortized over the term of the 2027 Notes using the effective interest method.

On February 15, 2022, we entered into a five-year, $300 million unsecured delayed draw term loan credit agreement. On July 6, 2022, we borrowed $300 million under this agreement. We will pay a floating rate of interest on the term loan utilizing SOFR adjusted for a credit spread. The term loan matures on February 15, 2027 and is amortizing at 2.5% annually for the first three years and 5.0% for the last two years.

On September 30, 2016, we entered into a credit agreement with six banks that provided for a $150 million unsecured revolving line of credit that terminated on September 30, 2021 and a $100 million term loan that was scheduled to terminate on September 30, 2019 but was repaid on June 16, 2017 without penalty.

12.	Subordinated Debentures

Our wholly-owned subsidiary trust (which is not consolidated) has issued fixed rate and floating rate trust preferred securities and has used the proceeds from these offerings to purchase subordinated debentures from us. We also issued subordinated debentures to the trust in exchange for all of the common securities of the trust. The sole assets of the trust are the subordinated debentures and any interest accrued thereon. The interest payment dates on the subordinated debentures correspond to the distribution dates on the trust preferred securities issued by the trust. The trust preferred securities mature simultaneously with the subordinated debentures. Our obligations under the subordinated debentures and related agreements provide a full and unconditional guarantee of payments due under the trust preferred securities.

Following is a summary of subordinated debt obligations to the trusts at December 31, 2022 and 2021:

	December 31,
	2022	2021	Interest Rate	Due Date

	(Dollars in thousands)
American Equity Capital Trust II	$78,753	$78,421	5%	June 1, 2047

The principal amount of the subordinated debentures issued by us to American Equity Capital Trust II (“Trust II”) is $100.0 million. These debentures were assigned a fair value of $74.7 million at the date of issue (based upon an effective yield-to-maturity of 6.8%). The difference between the fair value at the date of issue and the principal amount is being accreted over the life of the debentures. The trust preferred securities issued by Trust II were issued to Iowa Farm Bureau Federation, which owns a majority of FBL Financial Group, Inc. (“FBL”). The consideration received by Trust II in connection with the issuance of its trust preferred securities consisted of fixed income securities of equal value which were issued by FBL.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.	Retirement and Share-based Compensation Plans

We have adopted a contributory defined contribution plan which is qualified under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of our full-time employees subject to minimum eligibility requirements. Employees can contribute a percentage of their annual salary (up to a maximum annual contribution of $20,500 in 2022, $19,500 in 2021 and $19,500 in 2020) to the plan. We contribute an additional amount, subject to limitations, based on the voluntary contribution of the employee. Further, the plan provides for additional employer contributions based on the discretion of the Board of Directors. Plan contributions charged to expense were $3.3 million, $2.7 million and $2.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table summarizes compensation expense recognized for employees and directors as a result of share-based compensation:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
ESOP	$4,152	$3,377	$2,908
Employee Incentive Plans	14,454	22,886	7,855
Director Equity Plans	1,053	1,262	1,056

	$19,659	$27,525	$11,819

ESOP

The principal purpose of the American Equity Investment Employee Stock Ownership Plan (“ESOP”) is to provide each eligible employee with an equity interest in us. Employees become eligible once they have completed a minimum of six months of service. Employees become 100% vested after two years of service. Our contribution to the ESOP is determined by the Board of Directors.

Employee Incentive Plans

During 2020, the 2016 Employee Incentive Plan (“2016 Plan”) was amended and renamed the American Equity Investment Life Holding Company Amended and Restated Equity Incentive Plan (“Amended Plan”). The Amended Plan increased the number of shares of Common stock reserved for issuance by 3,000,000 shares to 5,500,000 shares of our Common stock which may be issued in the form of grants of options, stock appreciation rights, restricted stock awards and restricted stock units. In addition, the Amended Plan allows for awards to be granted to members of the Board of Directors of the Company.

At December 31, 2022, we had 776,516 shares of common stock available for future grant under the Amended Plan.

We have a long-term performance incentive plan under which certain members of our management team are granted performance-based restricted stock units pursuant to the Amended Plan or the 2016 Plan. During 2022, 2021 and 2020, we granted 229,880, 186,091 and 217,781 restricted stock units under these plans, respectively. For the 2022 and 2021 grants, vesting is tied to threshold, target and maximum performance goals for the three year periods ending December 31, 2024 and December 31, 2023, respectively. Fifty percent of the restricted stock units will vest if we meet threshold goals, 100% of the restricted stock units will vest if we meet target performance goals and 200% of the restricted stock units will vest if we meet maximum performance goals. For the 2020 grant, vesting is tied to threshold, target and maximum performance goals for the three year period ending December 31, 2022. Fifty percent of the restricted stock units will vest if we meet threshold goals, 100% of the restricted stock units will vest if we meet target performance goals and 150% of the restricted stock units will vest if we meet maximum performance goals. Compensation expense is recognized over the three year vesting period based on the likelihood of meeting threshold, target and maximum goals. Restricted stock units that ultimately vest are payable in an equal number of shares of our common stock. Restricted stock units are accounted for as equity awards and the estimated fair value of restricted stock units is based upon the closing price of our common stock on the date of grant.

During 2022, 2021 and 2020 we granted 159,494, 199,597 and 133,429, respectively, time-based restricted stock units to employees under the Amended Plan or the 2016 Plan. These grants vest one to three years following the grant date provided the participant remains employed with us. Shares will vest early upon an employee reaching 65 years of age with 10 years of service with us. Compensation expense is recognized over the vesting period. Restricted stock units that ultimately vest are payable in an equal number of shares of our common stock. Restricted stock units are accounted for as equity awards and the estimated fair value of restricted stock units is based upon the closing price of our common stock on the date of grant.

During 2022, 2021 and 2020, we granted 0, 391,553 and 105,809, respectively, options to employees under the Amended Plan or the 2016 Plan at an exercise price equal to the fair market value of our common stock on the date of grant. These options vest over a period of one to five years and expire 10 years after the grant date. Compensation expense is recognized over the vesting period.

During 2022, a strategic incentive award was approved under the Amended Plan in which the Chief Executive Officer has the opportunity to earn the value of up to 1.2 million shares of AEL common stock based upon attainment of specified significant sustained increases in AEL’s common stock price on or before December 31, 2027. The award has four tranches with a share value objective for each tranche based on AEL’s 30-day volume weighted average common stock price. Fifty percent of each tranche is paid in shares of AEL common stock, subject

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

to a stay requirement up to 2 years, and fifty percent of each tranche is paid in cash upon attainment of the share value objective. The portion of the award payable in shares is accounted for as an equity award, and the portion of the award payable in cash is accounted for as a liability award. The fair value of both the equity award and liability award were calculated using a Monte Carlo simulation. Compensation expense is recognized over a service period which is the longer of the stay requirement, where applicable, or a derived service period calculated using a Monte Carlo simulation. There was $4.2 million of compensation expense recognized for the year ended December 31, 2022 for this award.

During 2021 and 2020, we granted 855,052 and 709,958 performance-based options (“Performance Options”) to employees under the Amended Plan at an exercise price equal to the fair market value of our common stock on the date of grant. These Performance Options vest based upon the timing of meeting the market condition of a 30-day volume weighted average common stock price of $37.00 per common share. Fifty percent of the Performance Options granted vest upon the later of: (i) the market condition noted above being met; and (ii) the one year anniversary of the Grant Date. The remaining fifty percent of the Performance Options granted vest on the one year anniversary of the vesting of the initial fifty percent of the Performance Options. The market condition for these performance options was met on January 4, 2022. Compensation expense for the Performance Options is recognized over the requisite service period.

Director Equity Plans

During 2022, 2021 and 2020, we issued 32,409, 39,273 and 51,450 shares of common stock under the Amended Plan to our Directors, all of which are restricted stock, and which vest on the earlier of the next annual meeting date or one year from the grant date provided the individual remains a Director during that time period.

Changes in the number of stock options granted to employees outstanding during the years ended December 31, 2022, 2021 and 2020 are as follows:

	Number of Shares	Weighted-Average Exercise Price per Share	Total Exercise Price

	(Dollars in thousands, except per share data)
Outstanding at January 1, 2020	828,913	$19.91	$16,506
Granted	815,767	26.70	21,778
Canceled	(31,200)	21.50	(670)
Exercised	(355,563)	16.98	(6,038)

Outstanding at December 31, 2020	1,257,917	25.10	31,576
Granted	1,246,605	29.15	36,336
Canceled	(146,803)	25.44	(3,735)
Exercised	(295,000)	22.88	(6,749)

Outstanding at December 31, 2021	2,062,719	27.84	57,428
Granted	—	—	—
Canceled	(102,143)	27.49	(2,808)
Exercised	(173,782)	24.59	(4,273)

Outstanding at December 31, 2022	1,786,794	28.18	$50,347

The following table summarizes information about stock options outstanding at December 31, 2022:

	Stock Options Outstanding			Stock Options Vested
Range of Exercise Prices	Number of Awards	Remaining Life (yrs)	Weighted-Average Exercise Price Per Share	Number of Awards	Remaining Life (yrs)	Weighted-Average Exercise Price Per Share
$21.89 - $26.72	375,820	7.83	$26.07	126,224	8.01	$26.72
$27.05 - $32.58	1,410,974	8.10	28.74	606,322	8.09	28.71

$21.89 - $32.58	1,786,794	8.05	28.18	732,546	8.08	28.37

The aggregate intrinsic value for stock options outstanding and vested awards was $31.2 million and $12.6 million, respectively, at December 31, 2022. For the years ended December 31, 2022, 2021 and 2020, the total intrinsic value of options exercised by officers, directors and employees was $3.7 million, $1.2 million and $2.2 million, respectively. Intrinsic value for stock options is calculated as the difference between the exercise price of the underlying awards and the price of our common stock as of the reporting date. Cash received from stock options exercised for the years ended December 31, 2022, 2021 and 2020 was $4.3 million, $6.7 million and $6.0 million, respectively.

During 2022, a new incentive plan was approved under which certain members of management are awarded an initial cash grant that can accumulate additional value based on the performance of certain private asset investments during the vesting period. The cash grant cliff vests after three years. Plan participants must remain employed during the three-year vesting period to earn the award. The award may continue to grow in value subsequent to the three-year vesting period, assuming the plan participant remains employed by the Company. Plan participants can elect either a lump sum cash payout or annual cash installments over time (up to 15 years). There was $6.7 million of compensation expense recognized for the year ended December 31, 2022 for these awards.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Statutory Financial Information and Dividend Restrictions

Statutory accounting practices prescribed or permitted by regulatory authorities for our life insurance subsidiaries differ from GAAP. Net income (loss) for our primary life insurance subsidiary as determined in accordance with statutory accounting practices was as follows:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands)
American Equity Life	$151,857	$(863,818)	$(34,467)

Statutory capital and surplus for our primary life insurance subsidiary was as follows:

	December 31,
	2022	2021

	(Dollars in thousands)
American Equity Life	$3,692,602	$4,078,532

American Equity Life is domiciled in the State of Iowa and is regulated by the Iowa Insurance Division. In some instances, the Iowa Insurance Division has adopted prescribed or permitted statutory accounting practices that differ from the required accounting outlined in National Association of Insurance Commissioners (“NAIC”) Statutory Accounting Principles (“SAP”). For the year ended December 31, 2022, American Equity Life’s use of prescribed statutory accounting practices resulted in higher statutory capital and surplus of $83.0 million relative to NAIC SAP due to its accounting for call option derivative instruments and fixed index annuity reserves. For the year ended December 31, 2021, American Equity Life’s use of the same prescribed statutory accounting practice resulted in lower statutory capital and surplus of $210.2 million. We purchase call options to hedge the growth in interest credited on fixed index products. The Iowa Insurance Division allows an insurer to elect (1) to use an amortized cost method to account for such call options and (2) to use a fixed index annuity reserve calculation methodology under which call options associated with the current index interest crediting term are valued at zero.

Prior approval of regulatory authorities is required for the payment of dividends to the parent company by American Equity Life which exceed an annual limitation. American Equity Life may pay dividends without prior approval, unless such payments, together with all other such payments within the preceding twelve months, exceed the greater of (1) net gain from operations before net realized capital gains/losses for the preceding calendar year or, (2) 10% of the American Equity Life’s surplus at the preceding year-end. The amount of dividends permitted to be paid by American Equity Life to its parent company without prior approval of regulatory authorities is $369.3 million as of December 31, 2022.

The Parent Company relies on its subsidiaries for cash flow, which has primarily been in the form of investment management fees and dividends. Retained earnings in our consolidated financial statements primarily represent undistributed earnings of American Equity Life. As such, our ability to pay dividends is limited by the regulatory restriction placed upon insurance companies as described above. In addition, American Equity Life retains funds to allow for sufficient capital for growth.

15.	Commitments and Contingencies

We lease our office spaces and certain equipment under various operating leases. Rent expense for the years ended December 31, 2022, 2021 and 2020 totaled $5.2 million, $3.8 million and $4.2 million, respectively. At December 31, 2022, the aggregate future minimum lease payments are $28.5 million. The following represents payments due by period for operating lease obligations as of December 31, 2022 (dollars in thousands):

Year Ending December 31:
2023	$3,792
2024	4,112
2025	3,985
2026	3,587
2027	2,014
2028 and thereafter	11,013

We are occasionally involved in litigation, both as a defendant and as a plaintiff. In addition, state and federal regulatory bodies, such as state insurance departments, the Securities and Exchange Commission (“SEC”) and the Department of Labor, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws and the Employee Retirement Income Security Act of 1974, as amended.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In accordance with applicable accounting guidelines, we establish an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. As a litigation or regulatory matter is developing we, in conjunction with outside counsel, evaluate on an ongoing basis whether the matter presents a loss contingency that meets conditions indicating the need for accrual and/or disclosure, and if not, the matter will continue to be monitored for further developments. If and when the loss contingency related to litigation or regulatory matters is deemed to be both probable and estimable, we will establish an accrued liability with respect to that matter and will continue to monitor the matter for further developments that may affect the amount of the accrued liability.

There can be no assurance that any pending or future litigation will not have a material adverse effect on our business, financial condition, or results of operations.

In addition to our commitments to fund mortgage loans, we have unfunded commitments at December 31, 2022 to limited partnerships of $1.7 billion and to fixed maturity securities of $237.4 million.

Through our FHLB membership, we have issued funding agreements to the FHLB in exchange for cash advances. As of December 31, 2022, we had $300.0 million of FHLB funding agreements outstanding. We are required to provide collateral in excess of the funding agreement amounts outstanding. The fixed maturity security investments pledged for collateral had a fair value of $1.2 billion at December 31, 2022.

16.	Earnings Per Common Share and Stockholders’ Equity

Earnings Per Common Share

The following table sets forth the computation of earnings per common share and earnings per common share—assuming dilution:

	Year Ended December 31,
	2022	2021	2020

	(Dollars in thousands, except per share data)
Numerator:
Net income available to common stockholders - numerator for earnings per common share	$1,876,544	$509,348	$637,945

Denominator:
Weighted average common shares outstanding	90,558,121	93,860,378	92,055,035
Effect of dilutive securities:
Stock options and deferred compensation agreements	523,248	271,422	93,014
Restricted stock and restricted stock units	456,759	359,359	244,447

Denominator for earnings per common share - assuming dilution	91,538,128	94,491,159	92,392,496

Earnings per common share	$20.72	$5.43	$6.93
Earnings per common share - assuming dilution	$20.50	$5.39	$6.90

There were no options to purchase shares of our common stock outstanding excluded from the computation of diluted earnings per common share during the years ended December 31, 2022, 2021 and 2020, as the exercise price of all options outstanding was less than the average market price of our common shares for those periods.

Stockholders’ Equity

On June 10, 2020, we issued 12,000 shares of 6.625% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B (“Series B”) with a $1.00 par value per share and a liquidation preference of $25,000 per share, for aggregate net proceeds of $290.3 million.

On November 21, 2019 we issued 16,000 shares of 5.95% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series A (“Series A”) with a $1.00 par value per share and a liquidation preference of $25,000 per share, for aggregate net proceeds of $388.9 million.

Dividends on the Series A and Series B preferred stock are payable on a non-cumulative basis only when, as and if declared, quarterly in arrears on the first day of March, June, September and December of each year, commencing on March 1, 2020 for Series A and on December 1, 2020 for Series B. For the year ended December 31, 2022, 2021, and 2020, we paid dividends totaling $23.8 million, $23.8 million, and $24.5 million, respectively, for Series A preferred stock and $19.9 million, $19.9 million, and $9.0 million, respectively, for Series B preferred stock. The Series A and Series B preferred stock rank senior to our common stock with respect to dividends, to the extent declared, and in liquidation, to the extent of the liquidation preference. The Series A and Series B preferred stock are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or similar provisions.

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Brookfield Asset Management Equity Investment

On October 18, 2020, we announced an agreement with Brookfield Asset Management, Inc. and its affiliated entities (collectively, “Brookfield”) under which Brookfield would acquire up to a 19.9% ownership interest of common stock in the Company. The equity investment by Brookfield took place in two stages: an initial purchase of a 9.9% equity interest at $37.00 per share which closed on November 30, 2020 with Brookfield purchasing 9,106,042 shares, and a second purchase of an additional 6,775,000 shares which were issued to Brookfield at $37.33 per share in January of 2022, resulting in total ownership of approximately 16%. Brookfield also received the right to nominate one candidate for the Company’s Board of Directors following the initial equity investment.

Share Repurchase Program

As part of a share repurchase program, the Company’s Board of Directors approved the repurchase of Company common stock of $500 million on October 18, 2020, an additional $500 million on November 19, 2021, and an additional $400 million on November 11, 2022. The share repurchase program has offset dilution from the issuance of shares to Brookfield, and its purpose remains to institute a regular cash return program for shareholders.

From the 2020 inception of the share repurchase program through December 31, 2022, we have repurchased approximately 23.9 million shares of our common stock at an average price of $34.74 per common share, including 14.8 million shares repurchased during the year ended December 31, 2022. As of December 31, 2022, we had $569 million remaining under our share repurchase program.

Treasury Stock

As of December 31, 2022, we held 24,590,353 shares of treasury stock with a carrying value of $823.1 million. As of December 31, 2021, we held 9,936,715 shares of treasury stock with a carrying value of $260.6 million.

Schedule I—Summary of Investments—

Other Than Investments in Related Parties

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

December 31, 2022

Column A	Column B	Column C	Column D
Type of Investment	Amortized Cost (1)	Fair Value	Amount at which shown in the balance sheet

	(Dollars in thousands)
Fixed maturity securities:
Available for sale:
U.S. Government and agencies	$173,638	$169,071	$169,071
States, municipalities and territories	4,356,251	3,822,982	3,822,982
Foreign corporate securities and foreign governments	748,770	676,852	676,852
Corporate securities	27,706,440	24,161,921	24,161,921
Residential mortgage backed securities	1,492,242	1,377,611	1,377,611
Commercial mortgage backed securities	4,098,755	3,687,478	3,687,478
Other asset backed securities	6,289,923	5,908,702	5,908,702

Total fixed maturity securities	44,866,019	39,804,617	39,804,617

Mortgage loans on real estate	6,949,027	6,502,463	6,949,027
Real estate investments	1,053,569	1,056,063	1,056,063
Derivative instruments	425,097	431,727	431,727
Limited partnerships and limited liability companies	1,266,779		1,266,779
Other investments	1,818,144		1,817,085

Total investments	$56,378,635		$51,325,298

(1)

On the basis of cost adjusted for repayments and amortization of premiums and accrual of discounts for fixed maturity securities and short-term investments, unpaid principal balance less allowance for credit losses for mortgage loans, original cost reduced by impairments and/or depreciation for real estate investments, amortized cost for derivative instruments and original cost adjusted for equity in earnings and distributions for limited partnerships and limited liability companies.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II—Condensed Financial Information of Registrant

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY (PARENT COMPANY)

Condensed Balance Sheets

(Dollars in thousands)

	December 31,
	2022	2021
Assets
Cash and cash equivalents	$531,347	$362,245
Equity securities of subsidiary trusts	2,360	2,353
Receivable from subsidiaries	8,868	2,783
Notes receivable from subsidiaries	85,654	165,000
Federal income tax recoverable, including amount from subsidiaries	267,076	217,174
Other assets	33,990	20,134

	929,295	769,689
Investment in and advances to subsidiaries	2,617,873	7,803,501

Total assets	$3,547,168	$8,573,190

Liabilities and Stockholders’ Equity
Liabilities:
Notes and loan payable	$792,073	$496,250
Subordinated debentures payable to subsidiary trusts	78,753	78,421
Deferred income taxes	268,639	223,304
Other liabilities	58,186	36,499

Total liabilities	1,197,651	834,474
Stockholders’ equity:
Preferred stock, Series A	16	16
Preferred stock, Series B	12	12
Common stock	84,810	92,514
Additional paid-in capital	1,325,316	1,614,374
Accumulated other comprehensive income (loss)	(3,746,230)	3,192,547
Retained earnings	4,685,593	2,839,254

Total stockholders’ equity attributable to American Equity Investment Life Holding Company	2,349,517	7,738,717

Total liabilities and stockholders’ equity	$3,547,168	$8,573,191

See accompanying note to condensed financial statements.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II—Condensed Financial Information of Registrant (Continued)

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY (PARENT COMPANY)

Condensed Statements of Operations

(Dollars in thousands)

	Year Ended December 31,
	2022	2021	2020

Revenues:
Net investment income	$6,733	$114	$1,115
Dividends from subsidiary trusts	155	159	167
Dividends from subsidiaries	325,000	250,000	—
Investment advisory fees	110,094	126,643	114,228
Surplus note interest from subsidiary	4,080	4,080	4,080
Change in fair value of derivatives	—	—	62
Loss on extinguishment of debt	—	—	(2,024)
Other revenue	19,153	8,511	346

Total revenues	465,215	389,507	117,974
Expenses:
Interest expense on notes and loan payable	32,098	25,581	25,552
Interest expense on subordinated debentures issued to subsidiary trusts	5,331	5,324	5,557
Other operating costs and expenses	114,792	72,435	46,686

Total expenses	152,221	103,340	77,795

Income before income taxes and equity in undistributed income of subsidiaries	312,994	286,167	40,179
Income tax expense (benefit)	(1,067)	11,565	13,142

Income before equity in undistributed income of subsidiaries	314,061	274,602	27,037
Equity in undistributed income of subsidiaries	1,606,158	278,421	644,423

Net income available to American Equity Investment Life Holding Company stockholders	1,920,219	553,023	671,460
Less: Preferred stock dividends	43,675	43,675	33,515

Net income available to American Equity Investment Life Holding Company common stockholders	$1,876,544	$509,348	$637,945

See accompanying note to condensed financial statements.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II—Condensed Financial Information of Registrant (Continued)

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY (PARENT COMPANY)

Condensed Statements of Cash Flows

(Dollars in thousands)

	Year Ended December 31,
	2022	2021	2020

Operating activities
Net income available to American Equity Investment Life Holding Company stockholders	$1,920,219	$553,023	$671,460
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for depreciation and amortization	4,925	1,232	1,138
Accrual of discount on equity security	(7)	(10)	(3)
Equity in undistributed income of subsidiaries	(1,606,158)	(278,421)	(644,423)
Non cash dividend from subsidiaries	—	(80,000)	—
Change in fair value of derivatives	—	—	(62)
Loss on extinguishment of debt	—	—	2,024
Accrual of discount on debenture issued to subsidiary trust	332	309	289
Share-based compensation	6,023	10,235	3,303
Deferred income taxes	45,335	222,714	6,408
Changes in operating assets and liabilities:
Receivable from subsidiaries	(6,085)	(365)	(1,208)
Federal income tax recoverable/payable	(49,902)	(222,569)	(3,879)
Other assets	(16,363)	(5,054)	(320)
Other liabilities	21,687	21,819	7,617

Net cash provided by operating activities	320,006	222,913	42,344

Investing activities
Change in notes receivable from subsidiaries	79,346	(165,000)	—
Repayment of equity securities	—	—	2,445
Contribution to subsidiaries	(137,002)	—	(210,000)
Purchases of property, plant and equipment	(1,432)	(12,642)	(48)

Net cash used in investing activities	(59,088)	(177,642)	(207,603)

Financing activities
Financing fees incurred and deferred	(1,235)	—	—
Repayment of loan payable	(3,750)	—	—
Proceeds from issuance of loan payable	300,000	—	—
Repayment of subordinated debentures	—	—	(81,450)
Proceeds from issuance of common stock	253,978	4,844	338,061
Acquisition of treasury stock	(566,567)	(99,415)	(165,094)
Proceeds from issuance of preferred stock, net	—	—	290,260
Dividends paid on common stock	(30,567)	(31,450)	(28,859)
Dividends paid on preferred stock	(43,675)	(43,675)	(33,515)

Net cash provided by (used in) financing activities	(91,816)	(169,696)	319,403

Increase (decrease) in cash and cash equivalents	169,102	(124,425)	154,144
Cash and cash equivalents at beginning of year	362,245	486,670	332,526

Cash and cash equivalents at end of year	$531,347	$362,245	$486,670

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest on notes and loan payable	$31,288	$25,000	$25,000
Interest on subordinated debentures	5,000	5,000	6,181

See accompanying note to condensed financial statements.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II—Condensed Financial Information of Registrant (Continued)

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY (PARENT COMPANY)

Note to Condensed Financial Statements

December 31, 2022

1.	Basis of Presentation

The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto of American Equity Investment Life Holding Company (Parent Company).

In the Parent Company financial statements, its investment in and advances to subsidiaries are stated at cost plus equity in undistributed income (losses) of subsidiaries since the date of acquisition and net unrealized gains/losses on the subsidiaries’ fixed maturity securities classified as “available for sale” and equity securities.

See Note 11 - Notes and Loan Payable and Note 12 - Subordinated Debentures to our audited consolidated financial statements in this document for a description of the Parent Company’s notes payable and subordinated debentures payable to subsidiary trusts.

Schedule III—Supplementary Insurance Information

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

Column A	Column B	Column C	Column D	Column E
	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums	Other policy claims and benefits payable

	(Dollars in thousands)
As of December 31, 2022: Life insurance	$2,773,643	$58,781,836	$—	$512,790
As of December 31, 2021: Life insurance	$3,062,204	$62,614,822	$—	$226,844
As of December 31, 2020: Life insurance	$2,225,199	$62,352,882	$—	$240,904

Column A	Column F	Column G	Column H	Column I	Column J
	Premium revenue	Net investment income	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses

	(Dollars in thousands)
For the year ended December 31, 2022: Life insurance	$250,093	$2,307,463	$(1,582,537)	$284,011	$276,955
For the year ended December 31, 2021: Life insurance	$300,833	$2,037,475	$2,139,045	$306,370	$272,787
For the year ended December 31, 2020: Life insurance	$290,609	$2,182,078	$744,389	$649,554	$214,745

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule IV—Reinsurance

AMERICAN EQUITY INVESTMENT LIFE HOLDING COMPANY

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percent of amount assumed to net

	(Dollars in thousands)
Year ended December 31, 2022
Life insurance in force, at end of year	$44,003	$4,761	$43,607	$82,849	52.63%

Insurance premiums and other considerations:
Annuity product charges	$279,447	$49,093	$—	$230,354	—
Traditional life, accident and health insurance, and life contingent immediate annuity premiums	19,660	91	170	19,739	0.86%

	$299,107	$49,184	$170	$250,093	0.07%

Year ended December 31, 2021
Life insurance in force, at end of year	$48,943	$5,131	$46,119	$89,931	51.28%

Insurance premiums and other considerations:
Annuity product charges	$262,982	$20,351	$—	$242,631	—
Traditional life, accident and health insurance, and life contingent immediate annuity premiums	58,150	117	169	58,202	0.29%

	$321,132	$20,468	$169	$300,833	0.06%

Year ended December 31, 2020
Life insurance in force, at end of year	$52,234	$5,925	$49,577	$95,886	51.70%

Insurance premiums and other considerations:
Annuity product charges	$258,248	$7,021	$—	$251,227	—
Traditional life, accident and health insurance, and life contingent immediate annuity premiums	39,323	139	198	39,382	0.50%

	$297,571	$7,160	$198	$290,609	0.07%

See accompanying Report of Independent Registered Public Accounting Firm.